MICHAEL A. LITTMAN
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                 August 7, 2009

Securities and Exchange Commission
Attn:  Jan Woo
100 F Street
Washington, DC 20549

Re:      SunGame Corporation
         File No. 333-158946
         Registration Statement on Form S-1

Dear Ms. Jan Woo:

In response to the comment letter dated June 1, 2009, we are submitting this amendment on Form S-1/A to the Company's Registration Statement on Form S-1 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

GENERAL
-------

COMMENT #1

WE NOTE THAT THE REGISTRATION STATEMENT COVERS THE RESALE OF COMMON SHARES THAT ARE BEING OFFERED IN LARGE AMOUNTS BY YOUR OFFICERS AND DIRECTORS AND THEIR AFFILIATES, AS WELL AS YOUR DISCLOSURE ON PAGE 20 THAT THE "SELLING SHAREHOLDERS MAY BE DEEMED UNDERWRITERS IN THIS OFFERING." IN SOME SITUATIONS, LARGE RESALE TRANSACTIONS BY AFFILIATED PARTIES MAY BE CONSIDERED TRANSACTIONS "BY OR ON BEHALF OF THE ISSUER." PLEASE TELL US HOW YOU CONCLUDED THAT THE PROPOSED RESALE OF THE COMMON SHARES BY YOUR AFFILIATES IS APPROPRIATELY CHARACTERIZED AS A SECONDARY OFFERING UNDER RULE 415(A)(1)(I). REFER TO SECURITIES ACT RULES COMPLIANCE AND DISCLOSURE INTERPRETATIONS QUESTION 612.09 AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/SECURITIESACTRULES-INTERPS.HTM.

After a review of 415(a)(1)(i) and a review of Securities Act Rules Compliance and Disclosure Interpretations Question 612.09, we believe that the registration of the shares on behalf of selling shareholders does not constitute transactions "by or on behalf of the issuer". As stated in the Registration Statement, the Company will not receive any proceeds from the sale of these shares by the selling shareholders. The Company has not entered into any arrangements with the selling shareholders to receive any of the funds they may receive if they were to sell their shares. The Company has entered into lock up agreements with Mr. Goss, a director of the Company, Adversor, Inc., the majority shareholder of the Company and Diamond Star Exports, Ltd., Lafeyette and Philadelphia Investors to not sell for a set period of time. The shares held by the selling shareholders have been received for services performed on behalf of the Company and/or for funds to be used to support operations of the Company and they have held the shares since the inception of the Company or have been issued the shares in the last twelve months.

CALCULATION OF REGISTRATION FEE
-------------------------------

COMMENT #2

YOU STATE THAT YOU "ARE REGISTERING 1,000,000 UNITS CONSISTING OF ONE SHARE OF COMMON STOCK, ON "B" WARRANT AND ON "C" WARRANT FOR SALE TO THE PUBLIC" ON THE FRONT COVER OF THE PROSPECTUS AS WELL AS THROUGHOUT THE FILING. PLEASE IDENTIFY THE UNITS IN THE REGISTRATION FEE TABLE AS ONE OF THE SECURITIES BEING REGISTERED IN THE REGISTRATION STATEMENT. THE TABLE SHOULD REFLECT THE PRICE OF THE COMMON STOCK AND WARRANTS AS ONE SECURITY. YOU MAY USE A FOOTNOTE TO THE TABLE TO INDICATE THE ASSIGNED VALUE TO EACH OF THE SECURITIES. NOTE THAT YOU MAY RETAIN THE SEPARATE LISTING OF THE UNIT COMPONENTS IN THE FEE TABLE THROUGH THE SEPARATE PRICING INFORMATION FOR EACH COMPONENT SHOULD BE OMITTED FROM THE FEE TABLE.

We have revised the Registration Fee table on page ii where marked (Comment #2) in light of your comment.

COMMENT #3

IT APPEARS THAT THE WARRANTS THAT YOU ARE OFFERING AS PART OF THE UNITS ARE EXERCISABLE WITHIN ONE YEAR AND THE OFFER AND SALE OF THE UNDERLYING SECURITIES SHOULD BE INCLUDED AS PART OF THIS REGISTRATION STATEMENT, ABSENT AN AVAILABLE EXEMPTION FOR THE EXERCISE OF THE WARRANTS. PLEASE ADVISE. SEE SECURITIES ACT SECTIONS COMPLIANCE AND DISCLOSURE INTERPRETATIONS QUESTION 103.04 AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE/SASINTERP.HTM. FURTHER, PLEASE
EVALUATE THE RISK FACTOR THAT READS "INVESTORS MAY BE UNABLE TO EXERCISE WARRANTS DUE TO THE LACK OF CURRENT REGISTRATION STATEMENT ON PAGE 14 AS PART OF YOUR RESPONSE.

After a review of Securities Act Sections Compliance and Disclosure Interpretations Question 103.04, we have determined that it is not necessary to register the underlying shares of the warrants, since the warrants are to have an expiration date that is defined as two years from the date of the issuance of the warrants. Neither the "B" or "C" warrants have been sold or issued at this time. Therefore, we believe that it is not necessary to register the common shares underlying the "B" and "C" warrants at this time.

COVER PAGE OF PROSPECTUS
------------------------

COMMENT #4

CLARIFY THAT THIS REGISTRATION STATEMENT CONSTITUTES THE INITIAL PUBLIC OFFERING OF SUNGAME CORPORATION'S COMMON STOCK.

We have revised the cover sheet to clarify that it is an initial public offering, please see page 1.

COMMENT #5

YOUR PROSPECTUS COVER PAGE DISCLOSURE REQUIRES SIGNIFICANT REVISION. PLEASE REVISE THE COVER PAGE SO THAT IT CONCISELY DESCRIBES THE BASIC TERMS OF THE OFFERING BY THE COMPANY AND BY THE SELLING SHAREHOLDERS IN A MANNER CONSISTENT WITH RULE 421(D) AND AVOIDS EXCESSIVE DETAIL. PLEASE LIMIT THE COVER PAGE TO ONE PAGE AND INCLUDE ONLY THE INFORMATION REQUIRED BY ITEM 501(B) OF REGULATION S-K. FOR INSTANCE, PLEASE ELIMINATE THE MULTIPLE REFERENCES TO STOCK AND UNIT PRICES AND TO THE FACT THAT THERE IS NO PUBLIC MARKET FOR YOUR SHARES.

In  light  of  your  comment,   we  have  revised  the  prospectus   cover  page
substantially to fit only one page and to comply with the requirements of Rule 421(d).

TABLE OF CONTENTS PAGE
----------------------

COMMENT # 6

PLEASE REMOVE THE PORTIONS OF THE TABLE OF CONTENTS RELATING TO PART II OF THE REGISTRATION STATEMENT, WHICH DOES NOT FORM PART OF THE PROSPECTUS.

We have removed those portions of the table of contents that relate to Part II of the registration statement and do not form part of the prospectus.

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES, PAGE 4.
--------------------------------------------------------------------------------
OUR COMPANY, PAGE 4
-------------------

COMMENT #7

PLEASE DESCRIBE THE SPECIFIC NATURE OF YOUR BUSINESS AND EXPAND ON YOUR DISCLOSURE THAT YOU ARE ORGANIZED FOR THE PURPOSE OF ENGAGING IN THE "INTERNET VIRTUAL WORLD SPACE." CLARIFY WHETHER YOU HAVE "BEGUN INITIAL OPERATIONS" OR "ANTICIPATE THAT OPERATIONS WILL BEGIN DURING THE FIRST HALF OF 2009." IF YOU HAVE BEGUN OPERATIONS, DESCRIBE BRIEFLY WHAT YOUR CURRENT OPERATIONS ENTAIL.

We have revised and expanded on our disclosure per your comment. Please see page 3.

OUR COMPANY RISK FACTORS, PAGE 6
--------------------------------

COMMENT #8

PLEASE REVIEW THE RISK FACTORS TO ENSURE THAT EACH RISK FACTOR SUBHEADING CLEARLY CONVEYS A SEPARATE, DETAILED RISK TO INVESTORS REGARDING YOUR COMPANY, INDUSTRY OR SECURITY. MANY OF YOUR RISK FACTORS MERELY STATE A FACT ABOUT YOUR BUSINESS WITHOUT FULLY DESCRIBING THE RISKS ASSOCIATED WITH THAT FACT. FOR EXAMPLE, YOU STATE THAT YOU "RELY ON INDEPENDENT THIRD PARTIES TO DEVELOP SOME OF [Y]OUR SOFTWARE PRODUCTS." PLEASE REVIEW YOUR SUBHEADINGS TO ENSURE THAT THEY DISCLOSE IN THE TEXT THE SPECIFIC RISK OR RISKS YOU ARE ADDRESSING.

We have reviewed our risk factors and revised where  necessary.  Please see page
7.

THE INTERACTIVE ENTERTAINMENT INDUSTRY IS HIGHLY COMPETITIVE AND OUR COMPETITORS
MAY SUCCEED..... PAGE 8
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COMMENT #9

YOU IDENTIFY "INTEGRATED VIDEO GAME CONSOLE HARDWARE AND SOFTWARE COMPANIES SUCH AS SONY, NINTENDO, AND MICROSOFT" AS DIRECT COMPETITORS. PLEASE DISCUSS IN GREATER DETAIL IN WHAT WAYS YOU COMPETE WITH THESE COMPANIES WHOSE REVENUES, MARKET SHARE AND SALES AND MARKETING CAPABILITIES, AMONG OTHER THINGS, FAR EXCEED YOUR OWN. ALTERNATIVELY, REVISE YOUR DISCLOSURE TO OMIT THE NAMES OF THESE COMPETITORS OR TO IDENTIFY COMPETITORS WITHIN YOUR MARKET NICHE.

In light of your comment we have removed the reference. Please see page 8.

WE GENERATE OUR REVENUE ALMOST ENTIRELY FROM ADVERTISING...PAGE 9
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COMMENT #10

PLEASE REVISE THE SUBHEADING OF THIS RISK FACTOR, WHICH SUGGESTS THAT YOU ARE CURRENTLY GENERATING REVENUE, TO REFLECT YOUR CURRENT FINANCIAL CONDITION. WE NOTE DISCLOSURE ELSEWHERE IN THE FILING THAT YOU HAVE NOT YET GENERATED ANY REVENUES. PLEASE REVIEW YOUR RISK FACTORS AND OTHER DISCLOSURES THAT MAY SUGGEST YOU ARE CURRENTLY GENERATING REVENUES, SELLING PRODUCTS OR HAVE ONGOING OPERATIONS. SEE, AS EXAMPLES, THE RISK FACTORS THAT READ "WE ARE EXPOSED TO SEASONALITY IN THE SALE OF OUR PRODUCTS" AND "IF WE DO NOT CONTINUE TO INNOVATE AND PROVIDE PRODUCTS AND SERVICES..." ON PAGE 9.

We have revised our risk factor to reflect the above comment, please see page 9.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE...PAGE 13
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COMMENT #11

YOU STATE IN THE LAST PARAGRAPH OF THIS RISK FACTOR THAT THE SELLING STOCKHOLDERS ARE OFFERING 4,900,000 SHARES OF COMMON STOCK, RATHER THAN THE 5,500,000 SHARES THAT YOU DISCLOSE ON THE FRONT COVER. PLEASE CLARIFY OR REVISE.

We have revised this  paragraph to reflect the correct  number,  please see page
12.

ITEM 7.  SELLING SECURITY HOLDER, PAGE 18
-----------------------------------------

COMMENT #12

PLEASE PROVIDE A MATERIALLY COMPLETE DISCUSSION OF HOW THE SELLING SHAREHOLDERS ACQUIRED THE SECURITIES THAT YOU ARE REGISTERING ON THEIR BEHALF FOR RESALE. THE EXPANDED DISCLOSURE SHOULD ADDRESS THE NATURE OF ANY ARRANGEMENTS, AGREEMENTS, AND RELATIONSHIPS WITH THE COMPANY AND SHOULD INCLUDE, FOR EACH SELLING SHAREHOLDER, A DISCUSSION OF THE DATE OF THE TRANSACTION IN WHICH THE SECURITIES WERE SOLD, THE AMOUNT OF SECURITIES SOLD AND THE PRIVATE PLACEMENT AGENT, IF ANY. CONFIRM THAT YOU HAVE FILED THE AGREEMENT(S) THAT EVIDENCE THE SALE AND THE INSTRUMENT(S) THAT DEFINE THE RIGHTS OF THE SHAREHOLDERS.

We have revised such disclosure accordingly, please see page 18.

COMMENT #13

WITH RESPECT TO THE SHARES TO BE OFFERED BY LEGAL ENTITIES, PLEASE DISCLOSE THE NAMES OF THE PERSONS WHO HAVE SOLE OR SHARED VOTING OR INVESTMENT POWER OVER EACH SUCH ENTITY. SEE REGULATION S-K COMPLIANCE AND DISCLOSURE INTERPRETATIONS QUESTION 140.02 AVAILABLE AT HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/GUIDANCE /REGS-KINTERP.HTM.

In compliance with Regulation S-K Compliance and Disclosure Interpretations Question 140.02, we have provided disclosure relating to who has the voting or dispositive control of any listed entities.

COMMENT #14

IT APPEARS THAT THE SELLING SHAREHOLDER TABLE INDICATES THAT THE AMOUNT OF SHARES OWNED BY EACH SHAREHOLDER AFTER THE OFFERING EQUALS THE AMOUNT OF COMMON SHARES OWNED BEFORE THE OFFERING. PLEASE REVISE THE TABLE OR ADVISE.

The shares owned by the selling shareholders does not change as a result of the offering due to the fact that the Units of common share and warrants are not being offered until after registration. At this time, we do not have any indication that any of the selling shareholders intend to purchase units. Therefore the number of shares that they hold before and after any proposed offering of the Units does not change as a result of the offering of the Units, while their percentage ownership of the issued and outstanding common stock is diluted.

ITEM 9.  DESCRIPTION OF SECURITIES, PAGE 20
-------------------------------------------

COMMENT #15

PLEASE PROVIDE THE INFORMATION REQUIRED IN ITEM 202(C) OF REGULATION S-K REGARDING THE WARRANTS IN THE SUBSECTION ENTITLED "WARRANTS" ON PAGE 21,
INCLUDING THE AMOUNT OF WARRANTS OUTSTANDING, PROVISIONS FOR CHANGES TO OR ADJUSTMENTS IN THE EXERCISE PRICE, AND ANY OTHER MATERIAL TERMS OF SUCH WARRANTS.

We have revised our warrant disclosure to reflect the requirements of Item 202(c) Regulation S-K. Please see pages 21 and 22, where indicated.

ITEM 8.  PLEASE OF DISTRIBUTION, PAGE 20
----------------------------------------

COMMENT #16

YOU STATE THAT AFTER EFFECTIVENESS OF THIS REGISTRATION STATEMENT, AT ANY TIME AFTER A MARKET DEVELOPS, THE SELLING SHAREHOLDERS MAY SELL THEIR SECURITIES AT MARKET PRICES OR ANY PRICE IN PRIVATELY NEGOTIATED TRANSACTIONS. PLEASE CLARIFY THAT THE SELLING SHAREHOLDERS ARE OFFERING THE COMMON STOCK AT $1.50 PER SHARE UNTIL SUCH TIME AS A MARKET DEVELOPS, AND THEREAFTER AT PREVAILING MARKET PRICES OR PRIVATELY NEGOTIATED PRICES.

We have revised our disclosure to reflect the fact that the selling price may change if or when a market for the stock develops. Please see page 21.

ITEM 11.  INFORMATION WITH RESPECT THE REGISTRANT, PAGE 22
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COMMENT #17

PLEASE PROVIDE DISCLOSURE REGARDING THE INDEPENDENCE OF YOUR DIRECTORS AS REQUIRED BY ITEM 407(A) OF REGULATION S-K.

Please see our disclosure on page 23.

A. DESCRIPTION OF BUSINESS, PAGE 22
-----------------------------------

COMPANY OVERVIEW, PAGE 22
-------------------------

COMMENT #18

PLEASE REVISE THE DISCLOSURE TO PROVIDE A CONCISE AND CLEAR OVERVIEW OF THE STATUS OF YOUR BUSINESS AND YOUR PLAN TO DEVELOP A VIABLE BUSINESS. YOU REFER TO SEVERAL SUCCESSFUL ONLINE GAMES, SOCIAL NETWORKING WEBSITES, AND INVESTORS IN THOSE PRODUCTS AND SERVICES, BUT IT IS UNCLEAR HOW THIS INFORMATION IS MATERIAL TO THE COMPANY'S PLAN OF OPERATIONS. PLEASE FOCUS ON SUNGAME'S ACTIVITIES TO DATE AND ON ITS VIABLE CURRENT PLANS. ENSURE THAT ANY DISCUSSION OF THE MARKET AND OTHER PRODUCTS ARE PLACED INTO APPROPRIATE CONTEXT GIVEN THE SIZE AND EARLY STAGE DEVELOPMENT OF YOUR BUSINESS. BRIEFLY DESCRIBE WHAT YOU MUST ACCOMPLISH TO BECOME A REVENUE-GENERATING ENTITY, AND DISCLOSE THE MINIMUM TIME YOU ESTIMATE WILL BE REQUIRED TO REACH THAT OBJECTIVE. INDICATE THE DOLLAR AMOUNT OF ADDITIONAL FUNDING THAT YOU WILL REQUIRE TO OPERATE IN ACCORDANCE WITH YOUR BUSINESS PLAN FOR A PERIOD OF AT LEAST ONE YEAR.

In light of your comment we have revised our Company  Overview,  please see page
24.

COMMENT #19

YOU STATE ON PAGE 22 THAT "SALES ARE MINIMAL" SUGGESTING THAT YOU HAVE GENERATED SOME REVENUE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2008. WE NOTE YOUR DISCLOSURE ELSEWHERE IN THE FILING THAT YOU DID NOT RECOGNIZE REVENUE FROM OPERATIONAL ACTIVITIES DURING THE YEARS ENDED DECEMBER 31, 2008 AND 2007. PLEASE CLARIFY THIS DISCLOSURE TO STATE THE CURRENT STATUS OF YOUR ACTIVITIES.

Please see our revisions on page 24.

MARKET OPPORTUNITY, PAGE 23

COMMENT #20

WITH RESPECT TO EVERY  THIRD-PARTY  STATEMENT IN YOUR  REGISTRATION  STATEMENT -
SUCH AS THOSE BY DCF INTELLIGENCE, GARTNER RESEARCH, AND YANKEE GROUP - PLEASE PROVIDE US WITH COPIES OF THE RELEVANT PORTIONS OF THE INDUSTRY RESEARCH REPORTS YOU CITE. TO EXPEDITE OUR REVIEW, PLEASE CLEARLY MARK EACH SOURCE TO HIGHLIGHT THE APPLICABLE PORTION OR SECTION CONTAINING THE STATISTIC, AND CROSS-REFERENCE IT TO THE APPROPRIATE LOCATION IN YOUR REGISTRATION STATEMENT.

We have removed such references under Market Opportunity on page 24.

COMPETITION, MARKETS, REGULATION AND TAXATION, PAGE 29
------------------------------------------------------

COMMENT #21

PLEASE REVISE THIS SECTION OF YOUR PROSPECTUS TO PROVIDE A BRIEF DESCRIPTION OF YOUR COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION, FOCUSING ON THE ACTIVITIES WHICH ARE EXPECTED TO GENERATE SIGNIFICANT PORTIONS OF YOUR REVENUES. SEE ITEM 101(H)(4)(IV) OF REGULATION S-K. AN OVERVIEW OF THE LARGEST COMPETITORS IN THE INDUSTRY DOES NOT APPEAR TO BE AN APPROPRIATE SUBJECT FOR YOUR BUSINESS DESCRIPTION. MOREOVER, IT IS UNCLEAR WHY YOU REFER TO MARKETS, REGULATION AND TAXATION IN THE SUBHEADING, SINCE THESE MATTERS ARE NOT ADDRESSED.

We have revised our disclosure accordingly. Please see page 30.

EXPANSION STRATEGY, PAGE 30
---------------------------

COMMENT #22

PLEASE PROVIDE SUPPORT FOR YOUR BELIEF THAT "[Y]OU HAVE DEVELOPED A FOCUSED, MULTI-PRONGED EXPANSION STRATEGY DESIGNED TO ESTABLISH [YOU] AS A LEADER IN THE VIRTUAL WORLD COMMUNITY" AND THAT THE COMPANY "WILL BE A PREMIER MARKETER OF MONEY RELATED ACTIVITIES THAT WILL HAVE DISTINCT COMPARATIVE ADVANTAGES COMPARED TO BOTH DIRECT AND INDIRECT COMPETITORS." IF YOU RETAIN CLAIMS OF THIS NATURE, PLEASE PROVIDE SUPPORT FOR YOUR BELIEF THAT SUCH ACHIEVEMENTS ARE A REASONABLE OBTAINABLE OBJECTIVE BY A COMPANY IN YOUR STATE OF DEVELOPMENT AND ADDRESS ANY MATERIAL UNCERTAINTIES THAT MAY PREVENT SUCH ACHIEVEMENTS.

We have revised language on page 30 where marked (Comment #22)

B. DESCRIPTION OF PROPERTIES/ASSETS, PAGE 32
--------------------------------------------
COMMENT #23

ALTHOUGH YOU INDICATE HERE THAT YOU DO NOT HAVE ANY PATENTS OR PROPERTIES, YOU HAVE DISCLOSED ON PAGES 10 AND 11 THAT "[Y]OUR PATENTS, TRADEMARKS, TRADE SECRETS, COPYRIGHTS, AND OTHER INTELLECTUAL PROPERTY RIGHTS ARE IMPORTANT ASSETS" FOR YOU AND THAT SOME OF YOUR "DATA CENTERS ARE LOCATED IN AREAS WITH A HIGH RISK OF MAJOR EARTHQUAKE." PLEASE REVISE YOUR DISCLOSURE TO PROVIDE CONSISTENT AND ACCURATE INFORMATION.

We have revised our risk factors to reflect an accurate description of our intellectual property rights.

COMMENT #24

WE NOTE YOUR STATEMENT THAT YOU DO NOT OWN ANY REAL PROPERTY. PLEASE BRIEFLY DESCRIBE THE FACILITIES OUT OF WHICH YOU OPERATE AND DISCLOSE THE RENTAL OR LEASE TERMS. REFER TO ITEM 102 OF REGULATION S-K.

Please see language added on page 33 where marked (Comment #23).

FINANCIAL STATEMENTS
--------------------
GENERAL
-------

COMMENT #25

UPDATE THE FINANCIAL STATEMENTS PURSUANT TO RULE 8-08 OF REGULATION S-X.

We have updated our financial statements to include financial statements for the six-month period ended June 30, 2009 and 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1
-----------------------------------------------------------------

COMMENT #26

WE NOTE THAT THERE DOES NOT APPEAR TO BE A GEOGRAPHICAL RELATIONSHIP BETWEEN THE COMPANY AND YOUR INDEPENDENT AUDITOR. PLEASE TELL US WHY THE COMPANY, LOCATED IN WILMINGTON, DE, HAS ENGAGED AN AUDITOR THAT RESIDES IN AURORA, CO. AS PART OF YOUR RESPONSE, PROVIDE US WITH A BRIEF SUMMARY OF THE AUDIT PROCEDURES PERFORMED ON- VERSUS OFF-SITE DURING THE 2007 AND 2008 AUDITS.

The Company was originally incorporated in Delaware, as are many corporations, pursuant to the Company's perception that the Delaware form of incorporation best fit its structural needs at the time. The Company's management headquarters are in Beverly Hills, California, and its legal and accounting functions are located in Metro Denver, Colorado, thus the choice of using an auditor in the same area. The Company is unaware of any relational geographical requirement between where a company is incorporated and where its auditors are headquartered. Audit work on the Company's financial numbers was performed in the Metro Denver area, as that is the location of the Company's accounting records. The Company's web based activities are accessible through the internet.

BALANCE SHEETS, PAGE F-2
------------------------

COMMENT #27

WE NOTE THAT AN AMOUNT DUE FROM YOUR MAJORITY SHAREHOLDER IS REFLECTED AS "ACCOUNTS PAYABLE" AS OF DECEMBER 31, 2007. THIS CAPTION GIVES THE APPEARANCE THAT THE COMPANY RECORDED TRADE PAYABLES RATHER THAN AN AMOUNT DUE TO A RELATED PARTY. PLEASE REVISE ACCORDINGLY. REFER TO RULE 4-08(K)(1) OF REGULATION S-X.

Comment complied with. Caption on the balance sheet "accounts payable" has been revised to "related party payable".

NOTES TO FINANCIAL STATEMENTS
-----------------------------
NOTE 7.  STOCKHOLDER'S DEFICIENCY, PAGE F-9
-------------------------------------------

COMMENT #28

PLEASE DESCRIBE THE OBJECTIVE EVIDENCE THAT SUPPORTS YOUR DETERMINATION OF THE FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK AT EACH GRANT OR ISSUE DATE. IN THIS REGARD, WE NOTE THAT YOU ISSUED STOCK FROM JUNE 2008 TO OCTOBER 2008 RANGING FROM $0.055 TO $.25 PER SHARE. THIS OBJECTIVE EVIDENCE COULD BE BASED ON VALUATION REPORTS OR ON CURRENT CASH SALES TRANSACTION OF THE SAME OR A SIMILAR COMPANY SECURITY TO A WILLING UNRELATED PARTY OTHER THAN UNDER TERMS AND CONDITIONS ARISING FROM A PREVIOUS TRANSACTION. WHERE YOU HAVE OBTAINED A VALUATION FROM AN UNRELATED SPECIALIST, TELL US WHAT LEVEL OF ASSURANCE THE SPECIALIST GAVE IN THE FAIR VALUE ASSESSMENT. IN ADDITION, DESCRIBE THE BASIS FOR ANY ADJUSTMENTS MADE IN DETERMINING THE FAIR VALUE OF THE UNDERLYING SHARES OF COMMON STOCK SUCH AS ILLIQUIDITY DISCOUNTS, MINORITY DISCOUNTS, ETC.

The Company issued 902,000 common shares at $.055 per share, or $50,000 for structuring and consulting services provided by an investment banking firm during the Company's formation stage in June 2008. Pursuant to paragraph seven of SFAS 123(r), the contractual value of the services was used as the fair value measurement of the equity issuance. The Company issued 4,123,500 shares at $.188 per share, or $775,000 in satisfaction of amounts owed for technical services performed for the Company from early 2007 through February 2008. The fair value of the stock was based on the debt settlement amount pursuant to paragraph seven of SFAS 123(r). The Company issued 1,373,000 at $.10 share, or $137,300 to an individual for software development services provided in September 2008. Pursuant to paragraph seven of SFAS 123(r), the contractual value of the services was used as the fair value measurement of the equity issuance. The

Company in October 2008 under a software development consulting agreement sold 500,000 common shares and 500,000 warrants for $.25 per unit ($.24 per share and $.01 per warrant), or $125,000 in cash with the fair value based on the cash price paid. Pursuant to the same agreement, the Company in October 2008 issued 1,600,000 shares at $.25, or $400,000 with the contractual value of the services used as the fair value measurement of the equity issuance.

H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 34
--------------------------------------------------------------------------------

COMMENT #29

WE NOTE YOUR REFERENCE TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 19995 ON PAGE 34 IN CONNECTION WITH FORWARD-LOOKING STATEMENTS. NOTE THAT THE STATUTORY SAFE HARBOR DOES NOT APPLY TO FORWARD LOOKING STATEMENTS BY ISSUERS THAT ARE NOT REPORTING UNDER THE EXCHANGE ACT AT THE TIME THAT STATEMENTS ARE MADE, OR TO ISSUERS OF PENNY STOCK. PLEASE REVISE TO DELETE ALL REFERENCES TO THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 OR EXPLAINING WITH EVERY REFERENCE TO THE ACT THAT THE COMPANY IS INELIGIBLE TO RELY ON THE ACT'S SAFE HARBOR PROVISIONS. PLEASE REFER TO SECTION 27A OF THE SECURITIES ACT.

We have revised and deleted the references to the Private Securities Litigation reform Act of 1995. Please see page 35.

COMMENT #30

TELL US HOW YOU DETERMINED THE FAIR VALUE OF EACH EQUITY RELATED ISSUANCE, WHETHER YOU OBTAINED CONTEMPORANEOUS OR RETROSPECTIVE VALUATIONS AND WHETHER VALUATIONS WERE PERFORMED BY AN UNRELATED VALUATION SPECIALIST, AS DEFINED BY THE AICPA PRACTICE AID "VALUATION OF PRIVATELY-HELD-COMPANY EQUITY SECURITIES ISSUED AS COMPENSATION" (THE "PRACTICE AID"). IN ADDITION, PLEASE REVISE TO DISCLOSE THE FOLLOWING INFORMATION RELATED TO ISSUANCES OF EQUITY INSTRUMENTS:

o DISCUSS THE SIGNIFICANT FACTORS CONSIDERED, ASSUMPTIONS MADE, AND METHODOLOGIES USED IN DETERMINING THE FAIR VALUE OF YOUR RESTRICTED STOCK AND WARRANTS. IN ADDITION, DISCUSS CONSIDERATION GIVEN TO ALTERNATIVE FACTORS, METHODOLOGIES AND ASSUMPTIONS;

o DISCUSS EACH SIGNIFICANT FACTOR CONTRIBUTING TO THE DIFFERENCE BETWEEN THE ESTIMATED IPO PRICE AND THE FAIR VALUE DETERMINED, EITHER CONTEMPORANEOUSLY OR RETROSPECTIVELY, AS IF THE DATE OF EACH GRANT AND EQUITY RELATED ISSUANCE. THIS RECONCILIATION SHOULD DESCRIBE SIGNIFICANT INTERVENING EVENTS WITHIN THE COMPANY AND CHANGES IN ASSUMPTIONS AS WELL AS WEIGHTING AND SELECTION OF VALUATION METHODOLOGIES EMPLOYED THAT EXPLAIN THE CHANGES IN THE FAIR VALUE OF YOUR COMMON STOCK UP TO THE FILING OF THE REGISTRATION STATEMENT.

The Company determined the fair value of each equity related issue as follows:

         The Company issued 902,000 common shares at $.055 per share, or $50,000 for structuring and consulting services provided by an investment banking firm during the Company's formation stage in June 2008. Pursuant to paragraph seven of SFAS 123(r), the contractual value of the services was used as the fair value measurement of the equity issuance. The Company issued 4,123,500 shares at $.188 per share, or $775,000 in satisfaction of amounts owed for technical services performed for the Company from early 2007 through February 2008. The fair value of the stock was based on the debt settlement amount pursuant to paragraph seven of SFAS 123(r). The Company issued 1,373,000 at $.10 share, or $137,300 to an individual for software development services provided in September 2008. Pursuant to paragraph seven of SFAS 123(r), the contractual value of the services was used as the fair value measurement of the equity issuance. The Company in October 2008 under a software development consulting agreement sold 500,000 common shares and 500,000 warrants for $.25 per unit ($.24 per share and $.01 per warrant), or $125,000 in cash with the fair value based on the cash price paid. Pursuant to the same agreement, the Company in October 2008 issued 1,600,000 shares at $.25, or $400,000 with the contractual value of the services used as the fair value measurement of the equity issuance.

The offering price of $1.50 for the Units was arbitrarily set based on speculative concepts unsupported by other comparables, as discussed on Page 5 of the document.

LIQUIDITY, PAGE 34
------------------

COMMENT #31

PLEASE EXPAND THIS SECTION TO DISCUSS YOUR ANTICIPATED GENERAL AND ADMINISTRATIVE COSTS AFTER EFFECTIVENESS OF THIS FILING. SPECIFICALLY ADDRESS WHETHER ANTICIPATED EXPENSES ASSOCIATED WITH BECOMING A REPORTING COMPANY ARE INCLUDED IN YOUR PROJECTIONS FOR THE NEXT TWELVE MONTHS AS SHOWN ON PAGE 15. TO THE EXTENT THAT THESE CONSTITUTE TRENDS KNOWN TO MANAGEMENT, THEY SHOULD BE DISCUSSED AS WELL AS ANY OTHER KNOWN TRENDS, DEMANDS OR UNCERTAINTIES THAT MAY AFFECT YOUR FINANCIAL CONDITIONS.

We have revised our disclosure, please see page 37.

COMMENT #32

WE NOTE THAT YOUR DISCLOSURE ON PAGES 35 AND 42 REGARDING THE AMOUNT OF FUNDS ADVANCED BY ADVERSOR, INC. DIFFERS FROM THE DISCLOSURE IN THE NOTES TO THE
FINANCIAL STATEMENTS. SPECIFICALLY, YOU DISCLOSE ON PAGE F-9 THAT YOU WERE ADVANCED $98,740 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008 WHEREAS ON PAGES 35 AND 42 YOU STATE THAT THE FUNDS WERE $78,740. PLEASE ADVISE. FURTHER, REVISE THE DISCLOSURE TO CLARIFY HOW YOU ARRIVED AT THE AMOUNT OF FUNDS OWED TO ADVERSOR AS OF THE END OF THE FISCAL YEAR 2008.

We have revised our disclosure to reflect that funds advanced by Adversor as disclosed in the financial statements. Please see pages 36 and 44.

NEED FOR ADDITIONAL FINANCING, PAGE 36
--------------------------------------

COMMENT #33

YOU DISCLOSE THAT THE COMPANY DOES NOT HAVE "CAPITAL SUFFICIENT TO MEET [Y]OUR CASH NEEDS." PLEASE AMEND YOUR FILING TO CLARIFY HOW YOU EXPECT TO MEET YOUR SHORT AND LONG-TERM CASH REQUIREMENTS FOR THE NEXT 12 MONTHS. QUANTITATIVE INFORMATION REGARDING YOUR FINANCIAL REQUIREMENTS IS NECESSARY TO ENABLE INVESTORS TO ASSESS THE COMPANY'S FINANCIAL CONDITION AND THE LIKELIHOOD IT WILL BE ABLE TO PURSUE ITS BUSINESS PLAN. PLEASE SEE ITEM 303(A)(1) OF REGULATION S-K AND INSTRUCTIONS 2 AND 3 TO ITEM 303(A) OF REGULATION S-K FOR ADDITIONAL GUIDANCE. PLEASE EXPAND YOUR DISCLOSURE TO ADDRESS THE FOLLOWING:

o STATE THE MINIMUM PERIOD OF TIME THAT YOU WILL BE ABLE TO CONDUCT PLANNED OPERATIONS USING CURRENTLY AVAILABLE CAPITAL RESOURCES.

o DISCLOSE THE MINIMUM DOLLAR AMOUNT OF FUNDING YOUR REQUIRE TO IMPLEMENT YOUR BUSINESS PLAN FOR A MINIMUM PERIOD OF ONE YEAR.

o DISCLOSE THE FUNDING NEEDED TO COMPLETE DEVELOPMENT OF SUN ISLAND VIRTUAL WORLD AS PART OF YOUR EARLY STAGE DEVELOPMENT.

o        ADDRESS  ANY  MATERIAL  COSTS   ASSOCIATED  WITH  BECOMING  A  PUBLICLY
         REPORTING COMPANY AND HOW YOU INTEND TO PAY FOR SUCH EXPENSES.

K. DIRECTORS AND EXECUTIVE OFFICERS, PAGE 37
--------------------------------------------

COMMENT #34

YOU STATE THAT GUY ROBERT IS PRESIDENT AND OWNER OF ADVERSOR, INC. BUT HAVE NOT DISCLOSED THIS INFORMATION IN THE BIOGRAPHY OF MR. ROBERT ON PAGE 37. PLEASE DISCLOSE THE DETAILS OF THIS EMPLOYMENT AS REQUIRED BY ITEM 401(E) OF REGULATION S-K.

We have amended our disclosure on page 39 to include additional information on Mr. Robert's employment arrangement with Adversor, Inc. and SunGame Corporation.

STAFFING, PAGE 39
-----------------

COMMENT #35

YOU STATE ON PAGES 4 AND 31 THAT YOU HAVE ONE EMPLOYEE, MR. GUY ROBERT, PRESIDENT, AND ON PAGE 39 THAT YOU HAVE TWO EMPLOYEES, MR. ROBERT AND MR. RANULF GOSS, A DIRECTOR. WE NOTE FURTHER THAT YOU ALSO IDENTIFY MICHAEL SEGAL, SECRETARY/TREASURER AND DIRECTOR, AS A NAMED EXECUTIVE OFFICER IN THE SUMMARY COMPENSATION TABLE. PLEASE REVISE OR ADVISE.

We have revised our disclosures to be consistent in naming employees and removing Mr. Segal from the executive officer compensation table. Please see page 41.

L. EXECUTIVE AND DIRECTORS COMPENSATION, PAGE 39
------------------------------------------------
SUMMARY EXECUTIVES COMPENSATION TABLE, PAGE 39
----------------------------------------------

COMMENT #36

YOU STATE THAT GUY ROBERT RECEIVES COMPENSATION FROM ADVERSOR, INC., A MAJORITY SHAREHOLDER OF THE COMPANY, FOR HIS SERVICES WITH SUNGAME. NOTE THAT ITEM 402(M) OF REGULATION S-K REQUIRES DISCLOSURE OF ALL COMPENSATION INCLUDING TRANSACTIONS BETWEEN THE COMPANY AND A THIRD PARTY WHERE A PURPOSE OF THE TRANSACTION IS TO FURNISH COMPENSATION TO ANY NAMED EXECUTIVE OFFICER OR DIRECTOR. PLEASE REVISE THE SUMMARY COMPENSATION TABLE TO REFLECT ALL COMPENSATION EARNED BY THE NAMED EXECUTIVE OFFICERS OR ADVISE. PROVIDE A NARRATIVE DISCLOSURE TO THE SUMMARY
COMPENSATION TABLE INCLUDING THE MATERIAL TERMS OF EACH NAMED EXECUTIVE OFFICER'S EMPLOYMENT AGREEMENT OR ARRANGEMENT WITH ADVERSOR, WHETHER WRITTEN OR UNWRITTEN.

We have revised our disclosure in accordance with your comment. Please see page 41.

DIRECTOR COMPENSATION, PAGE 40
------------------------------

COMMENT #37

YOU REPORT IN THE "ALL OTHER COMPENSATION" COLUMN OF THE DIRECTOR COMPENSATION TABLE THAT MICHAEL SEGAL AND RANULF JOSE GOSS BOTH RECEIVED COMPENSATION THOUGH YOU STATE ON PAGE 41 THAT "[D]IRECTORS RECEIVE NO COMPENSATION FOR SERVICING." WE NOTE FURTHER YOUR STATEMENT IN FOOTNOTE 3 TO THE TABLE THAT THE COMPENSATION PAID TO MR. GOSS WAS FOR "SERVICES, OTHER THAN THOSE AS DIRECTORS." PLEASE IDENTIFY THE TYPE OF SERVICES RENDERED FOR WHICH THESE DIRECTORS WERE AWARDED COMPENSATION. REFER TO ITEM 402(R)(2)(VII) OF REGULATION S-K.

Please see page 42 where indicated (Comment #37) with regards to this comment.

COMMENT #38

PLEASE PROVIDE DISCLOSURE REGARDING ANY "PROMOTERS" OF YOUR COMPANY, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT OF 1933. SEE ITEM 404(D)(2) AND ITEM 401(G) OF REGULATION S-K.

In reference to this comment, please see page 44.

ITEM 12.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE, PAGE 43
---------------------------------------------------------------------

COMMENT #39

IT DOES NOT APPEAR THAT YOU ARE ELIGIBLE TO INCORPORATE BY REFERENCE PURSUANT TO GENERAL INSTRUCTION VII OF FORM S-1. FURTHER, IT DOES NOT APPEAR THAT YOU HAVE LISTED ANY REPORTS FILED PURSUANT TO SECTION 13(A) AND 15(D) OF THE EXCHANGE ACT TO BE INCORPORATED BY REFERENCE. PLEASE THEREFORE DELETE THIS SECTION IN ITS ENTIRETY.

As suggested in your comment we have removed this section in its entirety. Please see page 44.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES, PAGE 46
----------------------------------------------------------

COMMENT #40

WE NOTE THAT YOU HAVE 50,000 CLASS "A" WARRANTS OUTSTANDING. PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 701 OF REGULATION S-K WITH REGARD TO THE CLASS "A" WARRANTS. IN ADDITION, WHERE SECURITIES WERE ISSUED IN EXCHANGE FOR SERVICES, PLEASE DESCRIBE THE SERVICES RENDERED.

We have described the services performed in connection with the issuance of the warrants. Please see page 47.

COMMENT #41

FOR EACH TRANSACTION FOR WHICH YOU ARE RELYING ON SECTION 4(2), STATE WHETHER THE PURCHASERS WERE ACCREDITED OR SOPHISTICATED.

We have designated the purchases as accredited or sophisticated per your comment. Please see page 47.

ITEM 17.  UNDERTAKINGS, PAGE 47
-------------------------------

COMMENT #42

PLEASE PROVIDE ALL APPROPRIATE UNDERTAKINGS REQUIRED BY ITEM 512 OF REGULATION S-K THAT APPLY TO YOUR OFFERING.

o It appears that Rule 430C of the Securities Act may be applicable and the undertaking required by Item 512(a)(5)(ii) of Regulation S-K should be included. The undertaking currently listed in the last paragraph relating to Rule 430A does not seem applicable. Please revise or explain.

o Please also include the undertaking required by Item 512(a)(6), which relates to the primary offering of securities and which also appears to apply to your offering.

We provide the appropriate undertakings as required by Item 512 of Regulation S-K that we believe applies to our offering. Please see page 48.

SIGNATURES
----------

COMMENT #43

THE SIGNATURE PAGE DOES NOT INDICATE THE OFFICER WHO IS SIGNING AS THE COMPANY'S PRINCIPAL FINANCIAL OFFICER. NOTE THAT ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS SHOULD INDICATE EACH CAPACITY IN WHICH HE IS SIGNING THE REGISTRATION STATEMENT. SEE INSTRUCTION 2 TO SIGNATURES ON FORM S-1.

We have revised the signature page to reflect the Company's principal financial officer.

EXHIBITS
--------

COMMENT #44

WE NOTE YOUR REFERENCE TO SUNGAME SEA AND SUNGAME US IN THE BIOGRAPHY OF RANULF JOSE GOSS ON PAGE 38. PLEASE LIST ALL THE SUBSIDIARIES OF THE COMPANY, THE STATE OF INCORPORATION OF EACH SUBSIDIARY, AND THE NAMES UNDER WHICH SUCH SUBSIDIARIES DO BUSINESS PURSUANT TO ITEM 601(B)(21) OF REGULATION S-K OR ADVISE.

These are not  subsidiaries  of the  Company  and  therefore  are not  listed on
Exhibit 21.

COMMENT #45

PLEASE FILE ANY AMENDED BYLAWS ADOPTED BY THE COMPANY TO REFLECT THE NAME CHANGE FROM SUNGAME INTERNATIONAL, INC. TO SUNGAME CORPORATION.

We filed the amendment to the Articles of Incorporation that reflect the Company's name change as Exhibit 3.2 to the Form S-1 Registration Statement filed May 1, 2009. The Company has not amended its Bylaws for the change at this time.

If you can review the amendment, and let us know if it is satisfactory and in compliance with your comments, we would appreciate it. If you have any questions, please let me know.

Thank you for your attention.

                                              Sincerely,


                                              /s/ Michael A. Littman
                                              Michael A. Littman

MAL:cc

         As filed with the Securities and Exchange Commission on August 7, 2009, Registration No. 333-158946

 ==============================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM S-1/A
                                 AMENDMENT NO. 1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               SUNGAME CORPORATION
             (Exact name of registrant as specified in its charter)

         DELAWARE                        7370                    20-8017623
         --------                        ----                    ----------
  (State or jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification No.)

   501 Silverside Road, Suite 105, Wilmington, DE 19809/ Phone (310) 666-0051
          (Address and telephone number of principal executive offices)

                            Guy M. Robert, President
   501 Silverside Road, Suite 105, Wilmington, DE 19809/ Phone (310) 666-0051
            (Name, address and telephone number of agent for service)

                        COPIES OF ALL COMMUNICATIONS TO:
                       Michael A. Littman, Attorney at Law
   7609 Ralston Road, Arvada, CO, 80002 phone 303-422-8127 / fax 303-431-1567

Approximate date of commencement of proposed sale to the public: As soon as possible after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

--------------------------------------------------------------------------------
Large accelerated filer        [___]     Accelerated filer            [___]
--------------------------------------------------------------------------------
Non-accelerated filer          [___]     Smaller reporting company    [_X_]
(Do not check if a smaller
 reporting company)
--------------------------------------------------------------------------------

                                  CALCULATION OF REGISTRATION FEE (COMMENT #2)
----------------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF      AMOUNT TO BE    PROPOSED MAXIMUM OFFERING  PROPOSED MAXIMUM AGGREGATE     AMOUNT OF
SECURITIES TO BE REGISTERED    REGISTERED         PRICE PER SECURITY         OFFERING PRICE(1)      REGISTRATION FEE
                                                                                                           (2)
----------------------------------------------------------------------------------------------------------------------
Common   Stock  by  Selling          5,500,000                     $1.50                  $8,250,000          $460.35
Shareholders
----------------------------------------------------------------------------------------------------------------------
Units Consisting of:                                                                      $1,500,000           $83.70
----------------------------------------------------------------------------------------------------------------------
Common Stock included in             1,000,000
Units (3)
----------------------------------------------------------------------------------------------------------------------
"B" Warrants included in             1,000,000
Units (4)
----------------------------------------------------------------------------------------------------------------------
"C" Warrants included in             1,000,000
Units (5)
----------------------------------------------------------------------------------------------------------------------
(1)      Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)      Previously paid with Form S-1 Registration #333-158946.
(3)      Common Stock - $1.35
(4)      "B" Warrants - $0.10
(5)      "C" Warrants - $0.05


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             (SUBJECT TO COMPLETION)
                                   PROSPECTUS
                               SUNGAME CORPORATION

            5,500,000 SHARES OF COMMON STOCK OF SELLING SHAREHOLDERS

            1,000,000 UNITS CONSISTING OF ONE SHARE OF COMMON STOCK,
                ONE "B" WARRANT AND ONE "C" WARRANT TO THE PUBLIC
              WHICH UNITS ARE COMPRISED OF 1,000,000 COMMON SHARES

                             1,000,000 "B" WARRANTS
                             1,000,000 "C" WARRANTS

           This is the initial public offering of SunGame Corporation, a Delaware business company. (COMMENT #4)

            This prospectus covers the resale by selling shareholders
                            named on page 19 of 49.

We are registering 5,500,000 shares of common stock of selling shareholders for sale on behalf of selling shareholders. (COMMENT #5) We are registering 1,000,000 Units consisting of one share of common stock, one "B" Warrant and one "C" Warrant for sale to the Public, by our Company. Our Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), a "B" Warrant and a "C" Warrant (See "Description of Securities")

A total of $1,500,000 may be raised by us if all 1,000,000 Units are sold. A total of $6,500,000 will be raised by us if all Warrants described above are exercised.

There is no market for our common shares or Warrants and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.. The prices shown in the table below were arbitrarily set based on speculative concepts unsupported by any other comparables. We have set the initial fixed price as follows:

--------------------------------------------------------------------------------
                           TITLE                            PER SECURITY
           Common Stock by Selling Shareholders                $1.50
                           Units                               $1.50
            Common Stock included in the Units                 $1.35
            "B" Warrants included in the Units                  $.10
            "C" Warrants included in the Units                  $.05

THIS OFFERING INVOLVES A HIGH DEGREE OF RISK; SEE "RISK FACTORS" BEGINNING ON PAGE 5 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE OR PROVINCIAL SECURITIES
COMMISSION, NOR HAS THE SEC OR ANY STATE OR PROVINCIAL SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We intend to have an application filed on our behalf by a market maker for approval of our common stock for quotation on the Over-the Counter Bulletin Board quotation system tradable separately, subject to effectiveness of the Registration Statement. Such application has not yet been filed, nor is there any selected broker/dealer as yet neither.

We are conducting this offering as a "self-underwriting" through our officers and directors, and therefore, we will pay no underwriting fees or commissions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the date that the registration statement relating to these securities, which has been filed with the Securities and Exchange Commission, becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Securities offered through this prospectus will not be sold through dealers, but will be sold on a direct participation basis only.

                 The date of this Prospectus is August 7, 2009.

                                TABLE OF CONTENTS

PART I -  INFORMATION REQUIRED IN PROSPECTUS                                                                   Page No.
----------------------------------------------------------------------------------------------------------------------------
ITEM 1.                                    Front of  Registration  Statement and Outside Front Cover Page of      i
                                           Prospectus
ITEM 2.                                    Prospectus Cover Page                                                  1
ITEM 3.                                    Prospectus  Summary  Information,   Risk  Factors  and  Ratio  of      3
                                           Earnings to Fixed Charges
ITEM 4.                                    Use of Proceeds                                                        14
ITEM 5.                                    Determination of Offering Price                                        16
ITEM 6.                                    Dilution                                                               16
ITEM 7.                                    Selling Security Holders                                               17
ITEM 8.                                    Plan of Distribution                                                   20
ITEM 9.                                    Description of Securities                                              21
ITEM 10.                                   Interest of Named Experts and Counsel                                  22
ITEM 11.                                   Information with Respect to the Registrant                             23
                                           a. Description of Business                                             23
                                           b. Description of Property                                             33
                                           c. Legal Proceedings                                                   33
                                           d. Market for Common Equity and Related Stockholder Matters            33
                                           e. Financial Statements                                                34
                                           f. Selected Financial Data                                             35
                                           g. Supplementary Financial Information                                 35
                                           h.  Management's  Discussion and Analysis of Financial  Condition      35
                                           and Results of Operations
                                           i. Changes In and  Disagreements  With  Accountants on Accounting      38
                                           and Financial Disclosure
                                           j. Quantitative and Qualitative Disclosures About Market Risk          38
                                           k. Directors and Executive Officers                                    39
                                           l. Executive and Directors Compensation                                41
                                           m. Security Ownership of Certain Beneficial Owners and Management      42
                                           n. Certain  Relationships,  Related  Transactions,  Promoters And      43
                                           Control Persons
ITEM 11 A.                                 Material Changes                                                       44
ITEM 12.                                   Incorporation of Certain Information by Reference                      44
ITEM 12 A.                                 Disclosure  of  Commission   Position  on   Indemnification   for      44
                                           Securities Act Liabilities










(COMMENT #6)

ITEM 3. PROSPECTUS SUMMARY INFORMATION, RISK FACTORS AND RATIO OF EARNINGS TO FIXED CHARGES

OUR COMPANY

SunGame Corporation ("We," "Us," "Our") was organized under the laws of the State of Delaware on November 14, 2006 as SunGame International, Inc. On November 17, 2006, we changed our name to SunGame Corporation. We are a Delaware corporation organized for the purpose of engaging in any lawful business with a current plan to engage in the internet virtual world space.

Virtual worlds are well-known as being fantasy spaces sealed off from the real world, but more careful analysis reveals that the boundaries between the real and virtual worlds are quite porous. Participants constantly arrive and depart from the world, carrying with them their unique set of behavioral assumptions and attitudes that cannot be disentangled from their interactions in the virtual world. For example, in virtual worlds which bring together players from multiple cultural backgrounds, a participant in a virtual world brings their own cultural preconceptions about those other cultures across the boundary into the world while playing. The term magic circle has been used to describe the imaginary barrier between the virtual world and the real world. The fantasy environment of the virtual world is protected from the intrusion of real life by this magic circle, but practices such as the sale of virtual items and virtual currency for real life currency challenges this separation while reinforcing the notion that objects in the virtual world have real life value.

A  virtual  economy  is  the  emergent  property  of  the  interaction   between
participants in a virtual world. While the designers have a great deal of control over the economy by the encoded mechanics of trade, it is nonetheless the actions of players that define the economic conditions of a virtual world. The economy arises as a result of the choices that players make under the scarcity of real and virtual resources such as time or currency. Participants have a limited time in the virtual world, as in the real world, which they must divide between task such as collecting resources, practicing trade skills, or engaging in less productive fun play. The choices they make in their interaction with the virtual world, along with the mechanics of trade and wealth acquisition, dictate the relative values of items in the economy. The economy in virtual worlds is typically driven by in-game needs such as equipment, food, or trade goods. (COMMENT #7)

We have begun initial operations and are currently without revenue. Our President, Mr. Robert, and our Director, Mr. Goss, are spending up to 40 hours per week on our business at this time, and our controller and technical manager are part-time, as needed. (COMMENT #35) Through the year ended December 31, 2008, the executive officers contributed their services and have not begun to be compensated.

We are in the developmental stage of our business. In the beginning of 2009, we launched our End User Virtual World system "GameConnect" in Beta version and this Virtual World is publicly available by registering at GameConnect.com. We intend to begin the marketing of the Virtual Worlds towards customers in the corporate arena after adding customers to Game Connect. (COMMENT #7)

Our Auditors have issued a going concern opinion and the reasons noted for issuing the opinion are our lack of revenues and modest capital.

Factors that make this offering highly speculative or risky are:

     o    There is no market for any securities;
     o    We have no revenues or sales;
     o    We are start up company;
     o We have no experience in the internet virtual world community as a company;
     o    We are undercapitalized.

Our executive offices are located at 501 Silverside Road, Suite 105, Wilmington, DE 19809 and the telephone number is 310-666-0051.

SUMMARY OF FINANCIAL INFORMATION
------------------------------------------------------------------------
                                                    As at June 30, 2009
------------------------------------------------------------------------
Total Assets                                                    $19,327
------------------------------------------------------------------------
Current Liabilities                                            $282,470
------------------------------------------------------------------------
Shareholders' Deficiency                                       $263,143
------------------------------------------------------------------------

                                              From November 14, 2006 to
                                                          June 30, 2009
------------------------------------------------------------------------
Revenues                                                             $0
------------------------------------------------------------------------
Net Loss at during the six months ended
June 30, 2009                                                   261,756
------------------------------------------------------------------------
Net Loss from November 14, 2006 to
June 30, 2009                                                $2,134,052
------------------------------------------------------------------------

As of June 30, 2009, the accumulated deficit for our company was $2,134,052. As of December 31, 2008, the accumulated deficit for our business was $1,872,296. We anticipate that we will operate in a deficit position and continue to sustain net losses for the foreseeable future.

THE OFFERING

We are registering 5,500,000 shares listed for sale on behalf of selling shareholders and 1,000,000 Units comprised of 1,000,000 shares of common stock, 1,000,000 "B" Warrants and 1,000,000 "C" Warrants for sale on behalf of our Company. We intend to offer a maximum of 1,000,000 Units at $1.50 per share on behalf of our Company to the public for up to 120 days after the effectiveness of the Registration Statement, thereafter deregistering any shares and warrants comprising of such Units remaining unsold to the public, by a post-effective amendment to the Registration Statement, prior to the commencement of the secondary offering on behalf of the selling shareholders.

Our Unit (the "Units") consists of one share of our no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), a "B" Warrant and a "C" Warrant. Each "B" Warrant entitles the holder to purchase one share of Common Stock at $2.50 during the two-year period commencing at the date of issuance of the Warrant and each "C" Warrant entitles the holder to purchase one share at $4.00 during the two year period commencing at the date of issuance of the Warrant. We have the right to call and redeem the Warrants upon 30 days written notice, at $0.001 per Warrant. Our Common Stock and Warrants will be separately transferable immediately after the closing of this offering. There are no transfer limitations on the Units being registered. We have undertaken to keep the registration statement, of which this Prospectus is a part, current during the term of the Warrants. (See "Description of Securities")

A total of $1,500,000 may be raised by us if all 1,000,000 Units are sold. A total of $6,500,000 will be raised by us if all Warrants described above are exercised. Furthermore, given that we have a limited operating history and have not recognized revenues from our activities, it is unlikely that our Warrants will be exercised at $2.50 or $4.00 in the foreseeable future.

There is no market for our shares, the Units or the Warrants and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. After our offering of 1,000,000 shares to the public, our selling shareholders plan to sell common shares at $1.50, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. The price of selling shareholders shares was arbitrarily set at $1.50 per share, based on speculative concepts unsupported by any other comparables. We have set the initial fixed price as follows:

                           TITLE                             PER SECURITY
-----------------------------------------------------------------------------
           Common Stock by Selling Shareholders                 $1.50
            Common Stock included in the Units                  $1.35
            "B" Warrants included in the Units                   $.10
            "C" Warrants included in the Units                   $.05

Common Shares outstanding before this offering                       9,600,000
Class "A" Warrants outstanding before this offering                     50,000
Class "B" Warrants outstanding before this offering                          0
Class "C" Warrants outstanding before this offering                          0
Maximum Units being offered                                          1,000,000
Maximum Common Shares outstanding after this offering (1)           10,600,000
Maximum Shares Underlying "B" Warrants being offered                 1,000,000
Maximum Shares Underlying "C" Warrants being offered                 1,000,000
Maximum Shares  outstanding if all "B" Warrants are
exercised in this offering                                          11,600,000
Maximum Shares  outstanding if all "C" Warrants are exercised
in this offering                                                    12,600,000

---------------
(1) Assuming exercise of all 2,000,000 "B" and "C" Warrants.

We are authorized to issue 100,000,000 shares of common stock. Our current shareholders, officers and directors collectively own 9,600,000 shares of restricted common stock. These shares were issued at an average price of $0.18 per share.

There is currently no public market for our shares as it is presently not traded on any market or securities exchange.

                            OUR COMPANY RISK FACTORS

Our securities, as offered hereby, are highly speculative and should be purchased only by persons who can afford to lose their entire investment in us. Each prospective investor should carefully consider the following risk factors, as well as all other information set forth elsewhere in this prospectus, before purchasing any of the shares of our common stock.

OUR BUSINESS IS A DEVELOPMENT STAGE COMPANY AND UNPROVEN AND THEREFORE RISKY.

We have only very recently adopted the business plan described herein. Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the internet virtual world community business, especially in view of the intense competition from existing businesses in the industry.

WE ARE OWED FUNDS FOR SUBSCRIBED STOCK AND IF WE DO NOT RECEIVE PAYMENT OF SUCH FUNDS WE MAY NOT BE ABLE TO CARRY OUT OUR BUSINESS PLAN.

As part of a private equity financing during the year ended December 31, 2008, we sold 500,000 shares for cash of $125,000. During the quarter ended March 31, 2009, we sold an additional 500,000 shares, as part of the private equity financing, for cash of $125,000. The funds are to be delivered upon the filing of this Registration Statement on Form S-1. We cannot give any assurance that we will receive such funds. If we were not to receive such funds, it could cause a shortage of working capital and effect how we carry out our business plan.

WE HAVE A LACK OF REVENUE HISTORY AND INVESTORS CANNOT VIEW OUR PAST PERFORMANCE SINCE WE ARE A START-UP COMPANY.

We were formed on November 14, 2006 for the purpose of engaging in any lawful business and have adopted a plan to engage in the internet virtual world space. We have had no revenues in the last five years. We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

WE HAVE A HISTORY OF LOSSES.

We recently have incurred increased operating expenses without any increase in revenues. We reported a net loss of $261,756, $70,295, for the six month periods ended June 30, 2009 and 2008 ($196,315 and $41,780 for the three months ended June 30, 2009 and 2008), respectively. During the years ended December 31, 2009 and 2008, we recognized a net loss of $980,353 and $890,443, respectively.


WE CAN GIVE NO ASSURANCE OF SUCCESS OR PROFITABILITY TO OUR INVESTORS.

There is no assurance that we will ever operate profitably. There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

OUR AUDITORS HAVE ISSUED A "GOING CONCERN" QUALIFICATION TO ITS OPINION WHICH INDICATES THAT WE DO NOT HAVE ADEQUATE CASH RESOURCES OR CASH FLOW BASED ON OUR FINANCIAL STATEMENTS TO INSURE OUR CONTINUATION IN BUSINESS.

Our independent registered public accounting firm's report on our financial statements as of December 31, 2008 and December 31, 2007, and for the periods then ended, includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As a result of this going concern modification in our auditor's report on our financial statements, we may have a difficult time obtaining significant additional financing. If we is unable to secure significant additional financing, we may be obligated to seek protection under the bankruptcy laws and our shareholders may lose their investment.

WE MAY HAVE A SHORTAGE OF WORKING CAPITAL IN THE FUTURE WHICH COULD JEOPARDIZE OUR ABILITY TO CARRY OUT OUR BUSINESS PLAN.

Our capital needs consist primarily of expenses related to general and administrative activities and product development and could exceed $1,500,000 in the next twelve months. Such funds are not currently committed, and we have cash as of the date of this Registration Statement of approximately $18,000.

We have no operating history and no revenues and it may be unlikely that we will raise that additional working capital from this Registration.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTEREST WHICH MAY NOT BE RESOLVED FAVORABLY TO US.

Certain conflicts of interest may exist between us and our officers and directors. Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties to us. See "Directors and Executive Officers" (page 39), and "Conflicts of Interest" (page 40). Our officers are spending part-time in this business - up to 40 hours per week.

WE WILL NEED ADDITIONAL FINANCING FOR WHICH WE HAVE NO COMMITMENTS, AND THIS MAY JEOPARDIZE EXECUTION OF OUR BUSINESS PLAN.

We have limited funds, and such funds may not be adequate to carry out the business plan in the internet virtual world business. Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

WE MAY IN THE FUTURE ISSUE MORE SHARES WHICH COULD CAUSE A LOSS OF CONTROL BY OUR PRESENT MANAGEMENT AND CURRENT STOCKHOLDERS.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company. The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

WE HAVE A MINIMAL OPERATING HISTORY, SO INVESTORS HAVE NO WAY TO GAUGE OUR LONG TERM PERFORMANCE.

We were formed on November 17, 2006 and only recently adopted a business plan in the virtual world internet industry. As evidenced by the financial reports we have had no revenue. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. Our venture must be considered highly speculative.

WE ARE NOT DIVERSIFIED AND WE WILL BE DEPENDENT ON ONLY ONE BUSINESS.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations. Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the virtual world industry and therefore increase the risks associated with our operations due to lack of diversification.

WE WILL DEPEND UPON MANAGEMENT BUT WE WILL HAVE LIMITED PARTICIPATION OF MANAGEMENT.

We currently have one individual who is serving as an officer and director for up to 40 hours per week each and one director on a part-time basis. Mr. Robert, one of our directors, is also acting as our officer. We will be heavily dependent upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward implementing our business plan. Once we receive the proceeds from this offering, other consultants may be employed on a part-time basis under a contract to be determined. See "Management." Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

OUR OFFICERS AND DIRECTORS ARE NOT EMPLOYED FULL-TIME BY US WHICH COULD BE DETRIMENTAL TO THE BUSINESS.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities. Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officers and Directors to our business will be up to 40 hours per week. (See "Executive Team")

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

OUR OFFICERS AND DIRECTORS MAY HAVE CONFLICTS OF INTERESTS AS TO CORPORATE OPPORTUNITIES WHICH WE MAY NOT BE ABLE OR ALLOWED TO PARTICIPATE IN.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring business opportunity from any affiliate or officer or director. (See "Conflicts of Interest" at page 40)


              RISK FACTORS RELATING TO OUR COMPANY AND OUR BUSINESS

(COMMENT #8)
OUR BUSINESS IS "HIT" DRIVEN. IF WE DO NOT DELIVER "HIT" GAMES, OR IF CONSUMERS PREFER COMPETING PRODUCTS, OUR SALES COULD SUFFER.

While many new products are regularly introduced in the gaming industry, only a relatively small number of "hit" games account for a significant portion of the players on virtual gaming websites. Competitors may develop games that imitate or compete with our "hit" games, and take players away from us or reduce our ability to command premium royalties for advertising. Hit products published by our competitors may take a larger share of consumer spending than anticipated, which could cause our product sales to fall below expectations. If our competitors develop more successful products or offer competitive products, or if we do not develop consistently high-quality and well received products, our revenue, margins, and profitability will decline.

THE INTERACTIVE ENTERTAINMENT INDUSTRY IS HIGHLY COMPETITIVE AND OUR COMPETITORS MAY SUCCEED IN NARROWING OUR MARKET SHARE AND REDUCING OUR SALES.

We will  compete  with other  publishers  of  interactive  entertainment  online services and with publishers of PC and video game console interactive entertainment software and peripherals. Those competitors vary in size from small companies with limited resources to very large corporations with significantly greater financial, marketing, and product development resources than we have. Certain of these competitors may spend more money and time on developing and testing products, undertake more extensive marketing campaigns, adopt more aggressive pricing policies, pay higher fees to licensors for desirable motion picture, television, sports, music and character properties, and pay more to third-party software developers than we do. (COMMENT #9)

Competition in the interactive entertainment industry is intense and new competitors will continue to emerge.

WE RELY ON INDEPENDENT THIRD PARTIES TO DEVELOP SOME OF OUR SOFTWARE PRODUCTS.

We rely on and will rely on independent third-party software developers to develop some of our products. Since we depend on these developers, in the aggregate, we are subject to the following risks:

o continuing strong demand for developers' resources, combined with the recognition they receive in connection with their work, may cause developers who worked for us in the past either to work for a competitor in the future or to renegotiate our agreements with them on terms less favorable for us;
o limited financial resources and business expertise and inability to retain skilled personnel may force developers out of business prior to completing products or require us to fund additional costs; and
o our competitors may acquire the businesses of key developers or sign them to exclusive development arrangements. In either case, we would not be able to continue to engage such developers' services for our products, except for those that they are contractually obligated to complete development of for us.

IF OUR PRODUCTS CONTAIN DEFECTS, OUR BUSINESS COULD BE HARMED SIGNIFICANTLY.

Software products we publish and distribute may contain undetected errors and defects. This risk is often higher when such products are first introduced or when new versions are released. Failure to avoid, or to timely detect and correct, such errors or defects could result in loss of, or delay in, market acceptance, and could significantly harm our business, financial results, and reputation.

OUR BUSINESS IS SUBJECT TO RISKS GENERALLY ASSOCIATED WITH THE ENTERTAINMENT INDUSTRY, ANY OF WHICH COULD SIGNIFICANTLY HARM OUR FUTURE OPERATING RESULTS.

Our business is subject to risks that are generally associated with the entertainment industry, including the popularity, price and timing of the release of our games and the platforms on which they are played; economic conditions that adversely affect discretionary consumer spending; changes in consumer demographics; the availability and popularity of other forms of entertainment; and critical reviews and public tastes and preferences, which may change rapidly and cannot necessarily be predicted. Many of these risks are beyond our control. These risks could negatively impact our business and financial results.

WE ARE EXPOSED TO SEASONALITY IN THE SALE OF OUR PRODUCTS.

The interactive entertainment industry is highly seasonal, with the highest levels of consumer demand occurring during the calendar year end holiday buying season. As a result, net revenues, gross profits, and operating income, historically, are highest during the second half of the calendar year. Further, delays in development, or licensor approvals, can also affect the timing of the release of products, causing a possibility of missing key selling periods such as the calendar year end holiday buying season.

WE MAY NOT BE ABLE TO ADEQUATELY ADJUST OUR COST STRUCTURE IN A TIMELY FASHION IN RESPONSE TO A SUDDEN DECREASE IN DEMAND OR ECONOMIC TRENDS.

A significant portion of our selling and general and administrative expense is comprised of personnel. In the event of a significant decline in revenues, we may not be able to reduce personnel, or make other changes to our cost structure without disruption to operations or without significant termination and exit costs. Management may not be able to implement such actions in a timely manner, if at all, to offset an immediate shortfall in revenues and profit.

IF WE DO NOT INNOVATE AND PROVIDE PRODUCTS AND SERVICES THAT ARE USEFUL TO USERS, WE MAY NOT REMAIN COMPETITIVE, AND OUR FUTURE REVENUES AND OPERATING RESULTS COULD SUFFER.

Our success depends on providing products and services that make using the internet a more useful and enjoyable experience for users. Our competitors are constantly developing innovations in web search, online advertising and web based products and services. As a result, we must continue to invest significant resources in research and development in order to enhance our web search technology and our existing products and services and introduce new products and services that people can easily and effectively use. If we are unable to provide quality products and services, then our users may become dissatisfied and move to a competitor's products and services. Our operating results would also suffer if our innovations are not responsive to the needs of our users, advertisers and SunGame members, are not appropriately timed with market opportunities or are not effectively brought to market. As search technology continues to develop, our competitors may be able to offer search results that are, or that are seen to be, substantially similar to or better than ours. This may force us to compete in different ways and expend significant resources in order to remain competitive.

WE WILL GENERATE OUR REVENUE ALMOST ENTIRELY FROM ADVERTISING, AND THE REDUCTION IN SPENDING BY ADVERTISERS COULD SERIOUSLY HARM OUR FUTURE OPERATIONS.

We anticipate generating approximately 99% of our revenues from our advertisers. Advertisers can generally terminate their contracts, at any time. Advertisers could decide to not do business with us if their investment in advertising with us does not generate sales leads, and ultimately customers, or if we do not deliver their advertisements in an appropriate and effective manner. If we are unable to remain competitive and provide value to advertisers, they may stop placing ads with us, which would negatively harm future revenues and business. In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Any decreases in or delays in advertising spending due to general economic conditions could delay or reduce our revenues or negatively impact our ability to grow our revenues. (COMMENT #10)

OUR BUSINESS DEPENDS ON A STRONG BRAND, AND FAILING TO MAINTAIN AND ENHANCE OUR BRAND WOULD HURT OUR ABILITY TO EXPAND OUR BASE OF USERS, ADVERTISERS AND SUNGAME MEMBERS.

The brand identity that we have developed has significantly contributed to the success of our business. Maintaining and enhancing the "SunGame" and "Sun Island" brands is critical to expanding our base of users, advertisers, SunGame members, and other partners. We believe that the importance of brand recognition will increase due to the relatively low barriers to entry in the internet market. If we fail to maintain and enhance the "SunGame" brand, or if we incur excessive expenses in this effort, our business, operating results and financial condition will be materially and adversely affected. Maintaining and enhancing our brand will depend largely on our ability to be a technology leader and continue to provide high-quality products and services, which we may not do successfully.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY MALICIOUS APPLICATIONS THAT INTERFERE WITH, OR EXPLOIT SECURITY FLAWS IN, OUR PRODUCTS AND SERVICES.

Our business may be adversely affected by malicious applications that make changes to our users' computers and interfere with the SunGame experience. The interference often occurs without disclosure to or consent from users, resulting in a negative experience that users may associate with SunGame. These applications may be difficult or impossible to uninstall or disable, may reinstall themselves and may circumvent other applications' efforts to block or remove them. In addition, we offer a number of products and services that our users download to their computers or that they rely on to store information and transmit information to others over the internet. These products and services are subject to attack by viruses, worms and other malicious software programs, which could jeopardize the security of information stored in a user's computer or in our computer systems and networks. The ability to reach users and provide them with a superior experience is critical to our success. If our efforts to combat these malicious applications are unsuccessful, or if our products and services have actual or perceived vulnerabilities, our reputation may be harmed and our user traffic could decline, which would damage our business.

INTERRUPTION OR FAILURE OF OUR INFORMATION TECHNOLOGY AND COMMUNICATIONS SYSTEMS COULD HURT OUR ABILITY TO EFFECTIVELY PROVIDE OUR PRODUCTS AND SERVICES, WHICH COULD DAMAGE OUR REPUTATION AND HARM OUR OPERATING RESULTS.

The availability of our products and services will depend on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service, which could reduce our revenues and profits, and damage our brand. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. Some of our data centers are located in areas with a high risk of major earthquakes. Our data centers are also subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our data centers could result in lengthy interruptions in our service.

OUR BUSINESS DEPENDS ON INCREASING USE OF THE INTERNET BY USERS SEARCHING FOR ON-LINE GAMING, ADVERTISERS MARKETING PRODUCTS AND SERVICES AND WEB SITES
SEEKING TO EARN REVENUE TO SUPPORT THEIR WEB CONTENT. IF THE INTERNET INFRASTRUCTURE DOES NOT GROW AND IS NOT MAINTAINED TO SUPPORT THESE ACTIVITIES, OUR BUSINESS WILL BE HARMED.

Our success will depend on the continued growth and maintenance of the internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable internet services. Internet infrastructure may be unable to support the demands placed on it if the number of internet users continues to increase, or if existing or future internet users access the internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the internet. The internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face outages and delays in the future. These outages and delays could reduce the level of internet usage as well as our ability to provide our solutions.

                        RISK FACTORS RELATED TO OUR STOCK

THE REGULATION OF PENNY STOCKS BY SEC AND FINRA MAY DISCOURAGE THE TRADABILITY OF OUR SECURITIES.

We are a "penny stock" company. None of our securities currently trade in any market and, if ever available for trading, will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

WE WILL PAY NO FORESEEABLE DIVIDENDS IN THE FUTURE.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future.

NO PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AT THIS TIME, AND THERE IS NO ASSURANCE OF A FUTURE MARKET.

There is no public market for our common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Factors such as those discussed in the "Risk Factors" section may have a significant impact upon the market price of the shares offered hereby. Due to the low price of our securities, many brokerage firms may not be willing to effect transactions in our securities.
Even if a purchaser finds a broker willing to effect a transaction in our shares, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of our shares as collateral for any loans.

RULE 144 SALES IN THE FUTURE MAY HAVE A DEPRESSIVE EFFECT ON OUR STOCK PRICE.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. We are registering 5,500,000 shares of our issued and outstanding common stock so officers, directors and affiliates will be able to sell their shares if this Registration Statement becomes effective. Rule 144 provides in essence that a person who has held restricted securities for six months, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the owner has held the restricted securities for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

OUR INVESTORS MAY SUFFER FUTURE DILUTION DUE TO ISSUANCES OF SHARES FOR VARIOUS CONSIDERATIONS IN THE FUTURE.

There may be substantial dilution to our shareholders purchasing in this Offering as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

OUR STOCK WILL IN ALL LIKELIHOOD BE THINLY TRADED AND AS A RESULT YOU MAY BE UNABLE TO SELL AT OR NEAR ASK PRICES OR AT ALL IF YOU NEED TO LIQUIDATE YOUR SHARES.

The shares of our common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price. We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

OUR COMMON STOCK MAY BE VOLATILE, WHICH SUBSTANTIALLY INCREASES THE RISK THAT YOU MAY NOT BE ABLE TO SELL YOUR SECURITIES AT OR ABOVE THE PRICE THAT YOU MAY PAY FOR THE SECURITY.

Because of the limited trading market expected to develop for our common stock and because of the possible price volatility, you may not be able to sell your shares of common stock when you desire to do so. The inability to sell your Securities in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our Securities may suffer greater declines because of our price volatility.

The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you may pay. Certain factors, some of which are beyond our control, that may cause our share price to fluctuate significantly include, but are not limited to the following:

     o    Variations in our quarterly operating results;
     o Loss of a key relationship or failure to complete significant transactions;
     o    Additions or departures of key personnel; and
     o    Fluctuations in stock market price and volume.

Additionally, in recent years the stock market in general, and the over-the-counter markets in particular, have experienced extreme price and volume fluctuations. In some cases, these fluctuations are unrelated or disproportionate to the operating performance of the underlying company. These market and industry factors may materially and adversely affect our stock price, regardless of our operating performance. In the past, class action litigation often has been brought against companies following periods of volatility in the market price of those companies common stock. If we become involved in this type of litigation in the future, it could result in substantial costs and diversion of management attention and resources, which could have a further negative effect on your investment in our stock.

MANY OF OUR SHARES OF COMMON STOCK WILL IN THE FUTURE BE AVAILABLE FOR RESALE. ANY SALES OF OUR COMMON STOCK, IF IN SIGNIFICANT AMOUNTS, ARE LIKELY TO DEPRESS THE MARKET PRICE OF OUR SECURITIES.

Assuming all of the shares of common stock we are offering under this Registration Statement are sold and all of the shares of common stock held by the selling security holders registered hereby are sold, we would have 6,500,000 shares that are freely tradable. Even our officers and directors are registering their shares for sale under this prospectus.

Unrestricted sales of 5,500,000 shares of stock by our selling stockholders could have a huge negative impact on our share price, and the market for our shares. (COMMENT #11)

OUR NEW INVESTORS WILL SUFFER A DISPROPORTIONATE RISK AND THERE WILL BE IMMEDIATE DILUTION OF PURCHASERS' INVESTMENTS.

Our present shareholders have acquired their securities at a cost significantly less than that which the investors purchasing pursuant to shares will pay for their stock holdings or at which future purchasers in the market may pay. Therefore, new investors will bear most of the risk of loss. Further, assuming all of the shares offered hereby are sold, of which there can be no assurance, an investment in our common stock by the purchaser will result in an immediate dilution (in excess of 25%) of the net tangible book value of the common stock from the offering price which the purchasers will have paid for their shares.

OUR BUSINESS IS HIGHLY SPECULATIVE AND THE INVESTMENT IS THEREFORE RISKY.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor. Investors should be able to financially bear the loss of their entire investment. Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

OUR PUBLIC INVESTORS WILL BEAR MOST OF THE BURDEN IF THE SHARES OFFERED HEREIN ARE SOLD.

The financial risk of our proposed activities will be borne primarily by the public investors, who, upon purchase of the shares in this offering, will have contributed the largest portion of our capital.

WE WILL BE A REPORTING COMPANY, BUT OUR STOCK IS NOT PUBLICLY TRADED SO INVESTORS MAY HAVE NO LIQUIDITY UNTIL TRADING IS APPROVED, IF EVER.

There is no trading market for our common stock. We will be subject to the reporting requirements under the Securities and Exchange Act of 1934, Section 13a, pursuant to Section 15d of the Securities Act of 1933 due to the filing of this Registration Statement. As a result, shareholders will have access to the information required to be reported by publicly held companies under the Exchange Act and the regulations thereunder. We intend to provide our shareholders with quarterly unaudited reports and annual reports containing financial information prepared in accordance with generally accepted accounting principles audited by independent certified public accountants and pursuant to
Section 13a and 15d of the Exchange Act.

POSSIBLE DEPRESSIVE EFFECT OF FUTURE SALES OF SHARES ISSUED PURSUANT TO WARRANT EXERCISE.

The Shares included in the Units are being registered in this Offering. The Warrants included in the Units cannot be exercised and the underlying shares of Common Stock issued unless a current registration statement is in effect. (See "Description of Securities - Selling Warrantholders"). In the event all of the "B" and "C" Warrants are eventually exercised, the resulting 2,000,000 shares would be available for sale on the open market. Such sales would most likely have a depressive effect on the price of the Common Stock in any over-the-counter market that may develop, since the large supply of shares available in the market would most likely reduce the price purchasers need to pay for the stock. The exercise of the Warrants would also reduce the percentage of our Common Stock owned by the investors in this offering.

INVESTORS MAY SUFFER FUTURE DILUTION FROM EXERCISE OF WARRANTS AT A PRICE LESS THAN MARKET.

The Units offered hereby contain Warrants to purchase shares of Common Stock. Upon exercise of any of the Warrants, holders of Common Stock will suffer dilution of their interest in us unless they in turn exercise Warrants which they hold, if any. In addition, Warrants may be exercisable at a price less than the then market price, if any, which will create dilution. (See "Description of Securities").

OUR FUTURE SHAREHOLDERS WILL SUFFER DILUTION BY SALES BY SELLING SHAREHOLDERS UNDER THIS OFFERING AND BY NEW ISSUANCES IN THE FUTURE WHICH MAY OCCUR.

Upon the sales of Units, there may be substantial dilution to those new purchasers. The sale price of our shares is substantially higher than the pro forma current net tangible book value per share of our outstanding common stock. The net tangible book value attributable to our shares as of December 31, 2008 and December 31, 2007 was less than $.01 per share. Net tangible book value per share of common stock is determined by dividing the number of outstanding shares of common stock into the net tangible book value attributable to our common stock, which is our total tangible assets less our total liabilities. After giving effect to possible sale of all of our shares registered herein, and after deducting the offering expenses payable, the adjusted net tangible book value attributable to our common stock will increase. This represents an immediate increase in net tangible book value per share to the holders of our existing common stock and an immediate dilution per share to shareholders purchasing shares of stock (in Units) at the offering price of $1.35 per share. See "Dilution" hereinafter on page 16.

                                             Book Value per share     Dilution
                                             ----------------------------------
                                                     $0.12              9.9%
Sale of 1,000,000 new shares (part of Units)
                                                     $0.34               18%
Exercise of  Warrants at $2.50 per Share
                                                     $0.64             24.79%
Exercise of  Warrants at $4.00 per Share

* Post offering - Assumes 100% sale to public of new shares registered, after deduction of offering costs.

WE HAVE  DETERMINED  AN  ARBITRARY  OFFERING  PRICE  OF OUR  SHARES,  UNITS  AND
WARRANTS.

Our offering prices of our securities have been determined arbitrarily by us with no established criteria of value. There is no direct relationship between these preset prices and our assets, book value, lack of earnings, shareholder's equity, or any other recognized standard of value of our business.

INVESTORS MAY BE UNABLE TO EXERCISE WARRANTS DUE TO LACK OF CURRENT REGISTRATION STATEMENT.

For the life of the Warrants, we do NOT intend to maintain a current registration statement on file with the Securities and Exchange Commission relating to the Shares of Common Stock issuable upon exercise of the Warrants. If we are unable to register shares underlying Warrants, the Warrantholders will be unable to sell the shares for six months after the exercise of the Warrants and the Warrants may become valueless. Although the securities offered hereby will not knowingly be sold in any jurisdiction in which they are not registered or otherwise qualified, purchasers of the securities may relocate into a jurisdiction in which the securities underlying the Warrants are not so qualified. In addition, purchasers of the Warrants in the open market may reside in a jurisdiction in which the Securities underlying the Warrants are not qualified for sale. The Warrantholders in those states may have no choice but to either sell their Warrants or permit them to expire. We intend to maintain our registration statement in the states where the securities were initially qualified for sale. Prospective investors and other interested persons who wish to know whether or not our Common Stock may be issued upon the exercise of Warrants by Warrantholders in a particular state should consult the securities commission of the state in question. (See "Description of Securities")

MULTIPLE TYPES OF SECURITIES TRADING MAY CAUSE CONFUSION TO INVESTORS.

We intend to have three increments of Securities trading under this Registration Statement which may cause confusion to investors resulting in volatile or inconsistent prices in the market, if any develops, for each of the types of Securities. The increments are Shares and "B" Warrants and "C" Warrants.

ITEM 4.  USE OF PROCEEDS

Although we reserve the right to reallocate the funds according to changing events, we believe the net proceeds from this offering and projected cash flow from operations will be sufficient to fund our initial capital requirements for a period of twelve months. The foregoing assumes the Offering will be fully subscribed, but there can be no assurance we will not require additional funds for operations. The availability and terms of any future financing will depend on market and other conditions out of our control. The amount of proceeds and uses are based upon our projections, which may also change according to unforeseen future events and market changes.

We anticipate using the funds raised by the sale of our Units to pay listed categories as shown in the Table I below. Although we have identified specific applications for the funds anticipated to be generated by the sale of our Units and we will apply the net proceeds of this offering to general corporate funds. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized. We have set budget categories as shown in the Table I and will prioritize as shown in the table by the categories under each respective percentage. If less than all Securities offered by us are sold, we will reduce the allocation of funds raised to the categories as shown in the Table I, but without setting any priority of usage at this time.


                                     TABLE I
                               UNIT SALE PROCEEDS
                                             --------------------------
System Development and Integration                            $390,000
Professional Fees                                               70,000
Sales and Marketing                                            440,000
General and Administrative                                     200,000
Working Capital                                                400,000
                                             --------------------------
TOTAL                                                       $1,500,000
                                             ==========================

In the event purchasers in this offering elect to exercise any of the Warrants at the exercise prices set forth in this Prospectus, we will realize all proceeds. The proceeds from the exercise of Warrants will be contributed to our working capital and used to build our business. (See "Proposed Business - Plan of Operation"). Since the Warrant exercise is perhaps unlikely as we are not registering the underlying shares, we have NOT included a use of proceeds from Warrant exercise.

We make no assurance that we will raise the full $1,500,000, as anticipated. The following Table II shows the breakdown of how management intends to use the proceeds if only the Minimum, 50 percent, or 75 percent of the total offering amount is raised:

                                    TABLE II
                 BUDGET ASSUMING THE SALE OF THE UNITS TO PUBLIC


 EXPENDITURE ITEM                                       25%               50%                 75%                100%
-------------------------------------------------------------------------------------------------------------------------
System Development and Integration                  $150,000            $350,000           $350,000             $390,000
Professional Fees                                    $50,000             $50,000            $60,000              $70,000
Sales, Marketing, Strategic Partnerships             $50,000            $150,000           $300,000             $440,000
General & Administrative                             $25,000            $100,000           $200,000             $200,000
Working Capital                                      $25,000            $100,000           $215,000             $400,000
                                            -----------------------------------------------------------------------------

Total                                               $300,000            $750,000         $1,125,000           $1,500,000
                                            =============================================================================

IF ONLY 25% SHARES ARE SOLD, we will continue with our development plan. We will continue to fund for sales, marketing and strategic partnerships. The goal of this limited marketing mix is to maintain operations and functionality of the portal until further expansion capital is available. We will fund our day to day operations. Office space will be leased and furniture will be purchased or leased in the substantial resale or "second-hand" market. Management will take responsibility for monthly bookkeeping and quarterly in-house interim financial statements for the accountant's review. We anticipate that approximately $300,000 along with the expectation of limited revenue from modest sales will be sufficient to sustain operations during the short-term. However, there would be insufficient funds available for furtherance of the full plan of operations as detailed later in this prospectus under the heading "PLAN OF OPERATION."

IN THE EVENT THAT ONLY 50% OF THE MAXIMUM SHARES ARE RAISED (APPROXIMATELY $750,000), we will be able to further the plan of operation; however, our activities will continue to be restricted. In order to increase brand awareness and promote a corresponding increase in sales, we will continue to place importance on marketing and driving potential customers to the web site. The web site itself will be modified in response to a review of hits, retention and conversion rate of visitors to customers. The marketing mix will continue to be expanded, incorporating more spot buys in special interest magazines and internet banner marketing on carefully targeted associated sites.

IF THE MAXIMUM SHARES ARE RAISED ($1,500,000), there will be sufficient funds to pay a significant portion of all budgeted expenditure items with a continuing increase in marketing and strategic partnerships.

The  monies  we  have  raised  thus  far  from  selling  stock  to  our  current
Shareholders is anticipated to be sufficient to pay all expenses of this offering, which is estimated to be $25,000. The total amount of the money raised from the sale of the 1,000,000 Units we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.

We may change any or all of the budget categories in the execution of our business attempts in the virtual world industry. None of the line items is to be considered fixed or unchangeable. The total amount of the money raised from the sale of the shares we are offering will be used for the purpose of furthering our plan of operation, as detailed under the heading "PLAN OF OPERATION" below.

Although we reserve the right to reallocate the funds according to changing events, we believe that the net proceeds from this Offering will be sufficient to fund our initial general and administrative capital requirements for a period of twelve months. The foregoing assumes our Offering will be fully subscribed. We can assure that we will require additional funds to carry out our business plan. The availability and terms of any future financing will depend on market and other conditions. Our use of proceeds are based upon the projections by our Management, which may also change according to unforeseen future events and market changes.

If less than the maximum offering is sold, we will have inadequate working capital and funds to fund any expansion of operations. This lack of funds could and would severely limit our operations, and might render us unable to carry out our business plan with resulting business failure.

ITEM 5.  DETERMINATION OF OFFERING PRICE

We have no established market for our common stock or our Units.

Our selling shareholders plan to sell shares at $1.50, until such time as a market develops for any of the securities and thereafter at such prices as the market may dictate from time to time. There is no market price for the stock or Warrants and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends.

                           TITLE                                 PER SECURITY
--------------------------------------------------------------------------------
           Common Stock by Selling Shareholders                     $1.50
              Common Stock included in Units                        $1.35
               "B" Warrants included in Units                        $.10
              "C" Warrants included in Units                         $.05

* Units as a single separate security are not being registered as part of this Registration Statement, rather the share of common stock, a "B" Warrant and a "C" Warrant comprising the Units being registered.

We have arbitrarily determined our offering price for Units to be sold pursuant to this offering at $1.50. The 8,500,000 shares of stock already purchased by original officers and directors at $0.15 per share and other shareholders were sold for $0.25 per share for 600,000 shares. The additional major factors that were included in determining the initial sales price to our founders and private investors were the lack of liquidity since there was no present market for our stock and the high level of risk considering our lack of operating history.

The share price bears no relationship to any criteria of goodwill value, asset value, market price or any other measure of value and was arbitrarily determined in the judgment of our Board of Directors.

ITEM 6.  DILUTION

We are registering shares of existing shareholders. Other shareholders purchased shares at an average of $0.18 per share in 2008. Since our inception on November 14, 2006, our founding officers and directors purchased 1,373,500 shares at an average of $0.07 per share.

COMPARATIVE DATA

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of our shares of common stock purchased the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share. All percentages are computed based upon cumulative shares and consideration assuming sale of all shares in the line item as compared to maximum in each previous line.

                                                         SHARES PURCHASED(1)    TOTAL CONSIDERATION     AVERAGE
                                                          NUMBER   PERCENT (2)   AMOUNT     PERCENT   PRICE/SHARE
                                                                                              (3)
                                                        ------------------------------------------------------------
1) Existing Shareholders                                  9,600,000    100%     $1,628,800   100%             $0.18
2) New Shareholders
    If 50% sold                                             500,000   5.20%       $750,000  31.53%            $0.25
    If 75% sold                                             750,000   7.61%     $1,125,000  40.85%            $0.28
    If 100% (max) sold                                    1,000,000   9.90%     $1,150,000  41.38%            $0.28

"Net tangible book value" is the amount that results from subtracting the total liabilities and intangible assets from the total assets of an entity. Dilution occurs because we determined the offering price based on factors other than those used in computing book value of our stock. Dilution exists because the book value of shares held by existing stockholders is lower than the offering price offered to new investors.

     (1)  9,600,000 shares were issued at $0.18 per share average price.
     (2) Percentage relates to total percentage of shares sold up to such increment.
     (3)  Percentage   relates  to  total  percentage  of  capital  raised  post
          offering.

Following is a table detailing dilution to investors if 25%, 50%, 75%, or 100% of the shares in the offering are sold.

                                                 25%             50%             75%            100%
                                           ----------------------------------------------------------------
Net tangible book value per share prior to           $(0.03)         $(0.03)        $(0.03)         $(0.03)
stock sale(1)
Net Tangible Book Value Per Share Prior to         $(0.0292)       $(0.0281)       $(0.027)       $(0.0258)
Stock Sale, assuming the Exercise of
Warrants (2)
Net tangible book value per share after             $0.0105         $0.0493        $0.0862        $0.01211
stock sale
Warrants (3)                                        500,000       1,000,000      1,500,000       2,000,000
Average cost of shares as if  Warrants are           $0.746          $0.351         $0.504          $0.638
exercised
----------------
     (1)  Computation  of net tangible  book value per share prior to stock sale includes the deduction of offering costs of $25,000.
     (2)  Computation  of Net Tangible  Book Value per Share prior to stock sale assumes  proceeds  from the  exercise of the "A" Warrants at $0.80 per
          Share.
     (3)  Computation of the "B" and "C" Warrants.

As at December 31, 2007, the net tangible book value of our stock was $(593.63) per share and at December 31, 2008 was $(0.03) per share. If we are successful in achieving selling shares at the offering price, the pro forma net tangible book value of our stock after deducting the offering costs of $25,000 would be as shown in chart above. That would represent an immediate increase in net tangible book value per share and per share dilution to new investors as shown in chart above, assuming the shares are sold at the offering price of $1.50 for 1,000,000 Units. Our existing stockholders have purchased a total of 9,600,000 shares for an aggregate amount of $1,628,800 or an average cost of $0.18 per Share. The book value of the stock held by our existing stockholders will increase per share, while new purchaser's book value will decrease from purchase price, as shown in chart above, to the net tangible book value.

If all Warrants are fully exercised, the new total capital contributed will be $6,500,000. The percentage of our capital contribution will then be 20.04% for the existing stockholders and 79.96% for the new purchasers. The existing stockholders will then hold, as a percentage, 24.80% of our issued and outstanding Shares, while the new purchasers will hold, as a percentage, 75.20%.

For the life of the Warrants, the holders thereof are given, at a nominal cost, the opportunity to profit from a rise in the market price of our Common Stock. The exercise of the Warrants by the holders thereof could result in a further dilution of the book value of our Common Stock. Furthermore, the holders of the Warrants might be expected to exercise them at a time when we would, in all likelihood, be able to obtain any needed capital by a new offering of Securities on terms more favorable than those provided for by the Warrants.

ITEM 7.  SELLING SECURITY HOLDERS

The selling shareholders, including officers and directors, obtained their shares of our stock in exchange for their services on behalf of SunGame, as set forth below:

     In October 2008, we entered into a Security Purchase Agreement (Security Purchase Agreement) with Mindzeye Consulting Pte Ltd. We received cash of $125,000 in exchange for 500,000 shares of restricted common stock and a warrant exercisable for 500,000 shares of our restricted common stock. The warrant has an exercise price of $0.80 per share and a term of three years. The shares were sold at a price of $0.25 per share with $0.24 per share allocated to the common stock and $0.01 per share allocated to the warrant. At the time of this filing, we have an outstanding subscription agreement of $150,000 in connection with this private placement that is payable upon the filing of the Registration Statement on Form S-1. The subscribed shares under this private placement have been treated as issued and outstanding by us in our calculations and tables.

     o In October 2008, we entered into a Services Agreements with Diamond Star Exports, Ltd. and Mindzeye Consulting Pte Ltd. The Services Agreements provides for us to receive services totaling up to $625,000 in connection with the development of its website and gaming software to be paid for by the issuance of up to 2,500,000 shares of our common stock. During the year ended December 31, 2008, we issued 1,600,000 of these shares in exchange for services performed at that time totaling $400,000. The shares were issued at a price of $0.25 per share.

     o In October 2008, we issued 4,123,500 shares of its restricted common stock to its majority shareholder, Adversor, Inc. in exchange for their efforts in the settlement of $775,000 of outstanding accounts payable owed to an unrelated third party vendor. The shares were issued at a price of $0.188 per share.

     o In September 2008, we issued 1,373,000 shares of its restricted common stock to a director, Mr. Goss, as payment for services totaling $1,373,000. The shares were issued at a price of $0.10 per share.

     o In June 2008, we issued 902,000 shares of its restricted common stock to Friedland Capital, in exchange for services totaling $50,000 provided under the Finance Advisory Services Agreement. The shares were issued at a price of $0.055 per share. (COMMENT #12)

Other than the stock transactions discussed above, we have not entered into any transaction nor are there any proposed transactions in which any founder, director, executive officer, significant shareholder of our company or any member of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

No person who may, in the future, be considered a promoter of this offering, will receive or expect to receive assets, services or other considerations from us except those persons who are our salaried employees or directors. No assets will be, nor expected to be, acquired from any promoter on behalf of us. We have not entered into any agreements that require disclosure to the shareholders.

All of the securities listed below are being registered in this Registration Statement, which is 5,500,000 shares as of date hereof. As of the date hereof, we have 9,600,000 shares issued and outstanding. Adversor, Inc. owns 4,100,000 shares of our shares, but we are only registering 500,000 of these shares, at this time.

                  (Remainder of page left blank intentionally.)


             NAME               SECURITIES BY       COMMON SHARES     % OWNED BEFORE    SHARES OWNED   % SHARES OWNED  % OWNED AFTER
                              EACH SHARE-HOLDER      OFFERED FOR         OFFERING           AFTER           AFTER       EXERCISE OF
                               BEFORE OFFERING  SHAREHOLDERS ACCOUNT                     OFFERING(1)     OFFERING(1)    WARRANTS(2)
------------------------------------------------------------------------------------------------------------------------------------
Adversor, Inc.(3)                      4,100,000           500,000           42.71%        4,100,000         38.67%          32,53%
Crystal Vargas                            25,000            25,000            0.26%           25,000          0.24%           0.20%
Michael D. Throckmorton                   70,000            70,000            0.73%           70,000          0.66%           0.66%
Jill L. Throckmorton                      50,000            50,000            0.52%           50,000          0.47%           0.40%
Rhett T. Throckmorton                     20,000            20,000            0.21%           20,000          0.19%           0.16%
Robbi D. Throckmorton                     20,000            20,000            0.21%           20,000          0.19%           0.16%
Ryan M. Throckmorton                      20,000            20,000            0.21%           20,000          0.19%           0.16%
Lafayette 543, LLC (4)                   140,000           140,000            1.46%          140,000          1.32%           1.11%
Lorin Cohen for Lily Cohen                20,000            20,000            0.21%           20,000          0.19%           0.16%
Steven Cohen                              10,000            10,000            0.10%           10,000              *               *
Nancy Baltimore                           10,000            10,000            0.10%           10,000              *               *
John Kuo                                     500               500                *              500              *               *
Deb Weisman                                  500               500                *              500              *               *
Michael Segal                                500               500                *              500              *               *
Blaine Zhao                                  500               500                *              500              *               *
Delong Zhou                                  500               500                *              500              *               *
Eli Warsharger                               500               500                *              500              *               *
Philadelphia New York
Investors (5)                            265,750           265,750            2.76%          265,750          2.51%           2.10%
Global Investment Advisers, LLC (6)      265,750           265,750            2.76%          265,750          2.51%           2.10%
Kathy Friedland                              500               500                *              500              *               *
Jason Friedland                              500               500                *              500              *               *
Lauren Hope Friedland                        500               500                *              500              *               *
Kathy Friedland                              500               500                *              500              *               *
Applecorp, LLC (7)                           500               500                *              500              *               *
Bear Elk, Limited (8)                        500               500                *              500              *               *
China America Holdings (9)                   500               500                *              500              *               *
Strategic Technology
Advisors, LLC (10)                           500               500                *              500              *               *
VAC Edwards, LLC (11)                        500               500                *              500              *               *
Wall Street Global Research, LLC (12)        500               500                *              500              *               *
Western Technology Investors, LLC (13)       500               500                *              500              *               *
Raul Cesar De Leon                           500               500                *              500              *               *
Michael Lerin Rivero                         500               500                *              500              *               *
Jaclyn Lim                                   500               500                *              500              *               *
Edgardo Diesta                               500               500                *              500              *               *
Ranulf Jose Goss (3)                   1,373,000         1,373,000           14.30%        1,373,000         12.95%          10.90%
Mindzeye Consulting Pte Ltd (14)         600,000           600,000            6.25%          600,000          5.66%           4.76%
Diamond Star Exports Ltd. (15)         1,600,000         1,600,000           16.67%        1,600,000         15.09%          12.70%
Sudhir Shah                            1,000,000         1,000,000           10.42%        1,000,000          9.94%           7.94%
                              ------------------------------------------------------------------------------------------------------
TOTAL                                  9,600,000         6,000,000        9,600,000        9,600,000     10,600,000      12,600,000

*Less than 1%
(1)  Assumes the sale of all 1,000,000 Units and the issuance of shares our common stock being registered herewith.
(2) Assumes the exercise of the "B" and "C" Warrants exercisable for a total of 2,000,000 shares of our common stock.
MATERIAL RELATIONSHIPS
(3) The natural person with voting and dispositive powers for Adversor, Inc. is Mr. Guy M. Robert, an officer and director of the
Company.
(4) The natural person with voting and dispositive powers for Lafayette 543, LLC is Ms. Lorin Cohen.
(5) The natural person with voting and dispositive powers for Philadelphia New York Investors is Mr. Jeffrey and Ms. Hope Friedland.
(6) The natural person with voting and dispositive powers for Global Investment Advisers, LLC is Mr. Jeffrey Friedland.

                                       19

(7) The natural person with voting and dispositive powers for Applecorp, LLC is Ms. Kathy Bankoff-Friedland.
(8) The natural person with voting and dispositive powers for Bear Elk, Limited is Ms. Kathy Bankoff-Friedland._
(9) The natural person with voting and dispositive powers for China America Holdings is Mr. Jeffrey Friedland.
(10)The natural person with voting and dispositive powers for Strategic Technology Advisors, LLC is Mr. Jeffrey Friedland.
(11)The natural person with voting and dispositive powers for VAC Edwards, LLC is Mr. Jeffrey Friedland.
(12)The natural person with voting and dispositive powers for Wall Street Global Research, LLC is Mr. Jeffrey Friedland.
(13)The natural person with voting and dispositive powers for Western Technology Investors, LLC is Mr. Jeffrey Friedland.
(14)The natural person with voting and dispositive powers for Mindzeye Consulting Pte Ltd. is Sudhir Shah.
(15)The natural person with voting and dispositive powers for Diamond Star Exports Ltd. is Sudhir Shah.
(COMMENT #13)

None of the above listed shareholders are registered broker-dealers or are associates of a registered broker-dealer. None of the above listed shareholders are affiliates of any registered broker-dealer.

ITEM 8.  PLAN OF DISTRIBUTION

Upon effectiveness of this amended Registration Statement, of which this prospectus is a part, we will conduct the sale of shares by our Company on a self-underwritten basis. Our selling shareholders are offering the common stock at $1.50 per share until such time as a market develops, and thereafter at prevailing market prices or privately negotiated prices. (COMMENT #16) After 120 days from date of effectiveness of this amended Registration Statement we will cease our offering of our shares by our Company and file a post-effective amendment to the Registration Statement to deregister any unsold shares of the Offering to the public and our selling shareholders may then commence to sell their securities in private transactions at $1.50 per share or in market sales, if a market ever develops hereafter, at prices they negotiate or in private transactions. There will be no underwriters used on sales of the 1,000,000 Units to the public, no dealers' commissions paid on sales of the 1,000,000 Units to the public, and no passive market making. Our officers and directors, Guy M. Robert and Ranulf Jose Goss will sell securities on our behalf in this offering. Guy M. Robert and Ranulf Jose Goss are not subject to a statutory disqualification as such term is defined in Section (a)(39) of the Securities Exchange Act of 1934. They will rely on Rule 3a4-1 to sell our securities without registering as broker-dealers. Messrs. Robert and Goss will not offer any of their shares for sale until the offering to the public of our shares has been closed. They are serving as our officers and directors otherwise than in connection with transactions in securities and will continue to do so at the conclusion of this offering. They have not been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and have not nor will not participate in the sale of securities for any issuer more than once every twelve months. Our officers and directors will not receive commissions or other remuneration in connection with their participation in this offering based either directly or indirectly on transactions in securities. We will only use this prospectus in connection with this offering and no other sales materials.

There is no market for the securities at this time and our pricing is arbitrary with no relation to market value, liquidation value, earnings or dividends. Until a public market develops, we are registering our securities for sale at the following prices:

                           TITLE                                 PER SECURITY
--------------------------------------------------------------------------------
           Common Stock by Selling Shareholders                     $1.50
              Common Stock included in Units                        $1.35
              "B" Warrants included in Units                         $.10
              "C" Warrants included in Units                         $.05

* Units as a single separate security are not being registered as part of this Registration Statement, rather the share of common stock, a "B" Warrant and a "C" Warrant comprising the Units being registered.

After effectiveness of this registration statement, at any time after a market develops, our selling shareholders may sell their securities at market prices or at any price in privately negotiated transactions.

The prices for sale of the Units were arbitrarily set at $1.50 per share, and bear no relationship to any quantification of value.

Our selling shareholders may be deemed underwriters in this offering.

Any funds from sale of shares from us not immediately used for corporate purposes will be deposited into an interest bearing account in our name, and interest accrued on such funds will be retained by us.

ITEM 9.  DESCRIPTION OF SECURITIES

The Securities being registered and/or offered by this Prospectus are Units consisting of one common share, a "B" Warrant and a "C" Warrant.

UNITS

Each Unit offered hereby consists of one share of Common Stock and two Common Stock purchase Warrants for an "B" Warrant ($2.50) and "C" Warrant ($4.00). Units will be evidenced by separate certificates separable into Common Stock certificates and Warrant certificates. Following is a description of our Common Stock, the Warrants of which together comprise Units.

COMMON STOCK

We are presently authorized to issue one hundred million (100,000,000) shares of our $0.001 par value common stock. A total of 9,600,000 common shares are issued and outstanding. Of the 9,600,000 common shares, 5,500,000 shares held by existing shareholders are being registered as a part of this prospectus.

COMMON SHARES

All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or director, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to our Articles of Incorporation and our By-Laws as well as to the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of shares. It should be noted that the board of directors without notice to the shareholders may amend the By-Laws. Our shares do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not be able to elect any director.

PREFERRED SHARES

We are presently authorized to issue five million (5,000,000) shares of our $0.001 par value preferred stock. Our Board of Directors can set in its discretion the classes, series and rights, privileges and preferences as it may determine in the future, when such shares are issued. At this time, we have not issued any preferred shares.

WARRANTS

As of the filing of this amended Registration Statement, we have outstanding 1,000,000 Class "A" Warrants exercisable into 1,000,000 shares of our Common Stock. (See Class "A" Warrants below). Neither our Class "B" or Class "C" Warrants have been issued at this time. (COMMENT #15)

CLASS "A" WARRANTS

We have outstanding a Class "A" Common Stock purchase Warrant, which entitles the holder to purchase 1,000,000 shares of Common Stock at $0.80 per share for up to October 9, 2011. Our Class "A" Warrants are callable for redemption at $0.50 per Warrant upon ten days written notice, if not exercised. The Class "A" Warrants are exercisable in whole or in part, in increments of 10,000 shares.

The number of shares exercisable under the Class "A" Warrant and the exercise price of the Class "A" Warrant can be adjusted in the happening of the following events:

     -    The subdivision or reclassification of common stock;
     -    Dividends in common stock or other common stock; and
     - Reorganizations, classifications, consolidation or merger of the Company.

The Class "A" Warrant may be transferred by the holder of the Warrant, in whole or in part. The Class "A" Warrant or any part of it may be modified or waived by written agreement of both parties to the Warrant. (COMMENT #15)

CLASS "B" WARRANTS

We have authorized Class "B" Common Stock purchase Warrants which entitle the holder to purchase one Share of Common Stock at $2.50 per Share for up to two years with an expiration date starting the date of issuance of the Warrant. 1,000,000 "B" Warrants are authorized at the commencement of this offering. Our Warrants are callable for redemption at $0.001 per Warrant upon thirty days written notice, if not exercised. The Class "B" Warrants are exercisable in whole or in part, in increments of 10,000 shares.

The number of shares exercisable under the Class "B" Warrant and the exercise price of the Class "B" Warrant can be adjusted in the happening of the following events:

     -    The subdivision or reclassification of common stock;
     -    Dividends in common stock or other common stock; and
     - Reorganizations, classifications, consolidation or merger of the Company.

The Class "B" Warrant may be transferred by the holder of the Warrant, in whole or in part. The Class "B" Warrant or any part of it may be modified or waived by written agreement of both parties to the Warrant. (COMMENT #15)

CLASS "C" WARRANTS

We have authorized Class "C" Common Stock purchase Warrants which entitle the holder to purchase one Share of Common Stock at $4.00 per Share for up to two years with an expiration date starting the date of the issuance of the Warrant. 1,000,000 "C" Warrants are authorized at the commencement of this offering. Our Warrants are callable for redemption at $.001 per Warrant upon thirty days written notice, if not exercised. The Class "C" Warrants are exercisable in whole or in part, in increments of 10,000 shares.

The number of shares exercisable under the Class "C" Warrant and the exercise price of the Class "C" Warrant can be adjusted in the happening of the following events:

     -    The subdivision or reclassification of common stock;
     -    Dividends in common stock or other common stock; and
     - Reorganizations, classifications, consolidation or merger of the Company.

The Class "C" Warrant may be transferred by the holder of the Warrant, in whole or in part. The Class "C" Warrant or any part of it may be modified or waived by written agreement of both parties to the Warrant. (COMMENT # 15)


TRANSFER AGENT

Effective upon the completion of this offering, the transfer agent for our securities is Mountain Share Transfer, 1625 Abilene Drive, Broomfield, Colorado.

ITEM 10.  INTEREST OF NAMED EXPERTS AND COUNSEL

We have not hired or retained any experts or counsel on a contingent basis, who would receive a direct or indirect interest in us, or who is, or was, our promoter, underwriter, voting trustee, director, officer or employee.

ITEM 11.  INFORMATION WITH RESPECT TO THE REGISTRANT

a. DESCRIPTION OF BUSINESS

HISTORY OF SUNGAME CORPORATION

SunGame Corporation ("We," "Us," "Our") was organized under the laws of the State of Delaware on November 14, 2006 as SunGame International, Inc. On November 17, 2006, we changed our name to SunGame Corporation. We are a Delaware corporation organized for the purpose of engaging in any lawful business with a current plan to engage in the internet virtual world space.

COMPANY OVERVIEW

We have a limited operating history and no representation is made, nor is any intended, that we will able to carry on our activities profitably. The viability of the proposed business effort is dependent upon sufficient funds being realized from this offering, of which there is no assurance.

At the time of this filing, our Board of Directors consist of three directors, none of whom are independent directors. (COMMENT #17)

SunGame Corporation is an early development stage company in the process of establishing a three dimensional, virtual world community called Sun Island. Leveraging the increasing popularity of online communities with this proprietary "virtual world", we intend to capitalize on the ever increasing popularity of gaming. With an initial focus on casual and tournament skill-based gaming, we will also offer visitors a broad spectrum of social activities including group chats, music download, media sharing, content creation and other features designed to build the community and generate repeat traffic to the site.

As each generation of computers become more powerful and affordable, and access to broadband internet increasingly available within the home, the gaming industry has become one of the most successful industries online. The most popular online game, World of Warcraft, a "Massively Multiplayer Online Role-Playing Game" or "MMORPG" enables over 1 million players from around the world to play simultaneously. Released in November 2004, it is estimated that World of Warcraft generated revenues in excess of $100 million in each of several different markets in its first year alone and recently announced it had signed its 10 millionth registered user. The potential for success in this sector has resulted in a perpetual delivery of new games to the market, much to the delight of the consumers, who seem to have a strong appetite for product.

The other component of the Sun Island experience is the social networking aspect. The original web-based communities were formed to serve people with shared interests and activities, enabling them to communicate through message boards and email services. Relevant content is created and posted by the members. Within relatively short order, social networking revolutionized the way we communicate and share information on an everyday basis. Networks such as MySpace and Facebook now boast millions of members, and the YouTube phenomenon is influencing the nature of presidential elections.

The next generation of the social network is set in a virtual world, members can create avatars to represent themselves and buy "real estate" which is then developed and customized to reflect their own personality and lifestyle. The leader in this new social network is SecondLife, which opened in June 2003.

However, while people around the world participate in these communities every day, few social networks have been able to establish a successful business model. We intend to capitalize on the social networking, gaming and virtual world trends, providing users with a wide variety of skill games through Sun Island, a Virtual World online community where the members can socialize, play games, share content and compete in tournament with cash prices. We will work to balance the more popular "standard" games such as bowling and golf, with original content created by independent game developers. Like many of the traditional gaming sites, ours has instituted an "outsourcing" strategy, allowing members of the community to develop the content -- for gamers, by gamers. The developer friendly culture is expected to result in continual generation of original and challenging games to keep residents at the site.

Initial response to the "soft launch" of our website WWW.SUNGAME.COM has been very positive and management is now preparing to officially launch the site, which is not incorporated as part of this report. We have created a targeted launch campaign which will provide for managed growth of the SunGame community, prizes and increased viewership.

In October 2008, we secured a $250,000 investment from Singapore based Mindzeye Consulting Pte, Ltd (Mindzeye) and India based Diamond Star Exports Pvt. Ltd. (Diamond Star). As a result such investment, we have deployed the core system of SunGame and new servers in Singapore. Customers have begun to participate in the games available on the site and loading money into their eWallets. We have not recognized sales from the activities at this time, but we have had users of the product. (COMMENT #19)

Since January 2009, we have established a development center in the Philippines. We have also developed a proprietary Virtual world center with BC2 and B2B provisioning. These developments have allowed us to deploy our B2C brand GameConnect and have launched the WWW.GAMECONNECT.COM website.

We currently have 5 games in the final stage of development:

        1.       Golf
        2.       Bowling
        3.       Basketball
        4.       Dogs with attitude
        5.       Dragon fighting game

We are currently working to build a presence on the internet through such communities as MySpace.com, in order to actively market GameConnect to end users. We believe that this presence will be firmly in place in late August 2009. (COMMENT #18)

Our Goals for the next year are as follows:

MILESTONES

    3rd Quarter 2009      Completion and filing of Registration Statement

    4th Quarter 2009      Complete Development of Version 1.1 of Sun Island
                          Virtual World Launch Beta-version for existing members

    1st Quarter 2010      Refine initial launch, broaden to global marketplace
                          Pursue the transmedia marketplace

    2nd Quarter 2010      Refine initial launch, broaden to global marketplace
                          Pursue the transmedia marketplace

MARKET OPPORTUNITY (COMMENT #20)

Despite the popularity of game console systems such as the Wii and Nintendo, the number one platform for games in 2007 was still personal computer. This is largely attributed to online gaming, and this trend is expected to continue as computer graphics and memory increases and prices decline.

The "average" game player is no longer the 25 year old male. As consumer exposure to computers and the internet increases, so does this player base. According to the Entertainment Software Association's 2007 ESSENTIAL FACTS ABOUT THE COMPUTER AND VIDEO GAME INDUSTRY, the average gamer is 33 years old and has been playing for 12 years. The following facts from that report provide insight with regard to our target audience.

     o 40% of all players are women, and women over 18 years of age are one of the industry's fastest growing demographics, today adult women a greater portion of the game-playing population 33% than boys age 17 or younger 18%.

     o 26% of game players are over the age of 50, an increase from 9% in 1999. This figure is sure to rise in coming years with nursing homes and senior centers across the nation now incorporating video games into their activities.

     o 51% of most frequent game players say they play games online at least one hour per week, up from 31 percent in 2002.

     o The average adult woman plays games 7.4 hours per week and the average adult man plays 7.6 hours per week.

     o 45% of parents say they play computer and video games with their kids weekly.

Traditional online, virtual world games require players to pay a monthly fee to take part in the virtual world. In order to participate in these worlds, users must create an avatar - a character that will represent them in the virtual world. This endeavor, in and of itself has spawned an industry; there are businesses devoted solely to the creation of customized avatars and their accessories and eBay regularly auctions "turnkey" avatars. The maintenance of a virtual designee is an art that many individuals take great pride in, with some participants logging substantial amounts of time and money to create.

The audience for online video games continues to grow. With more than 30 million paying subscribers currently for games and more than 100 million who use non-pay services every month, it is projected that paying subscribers will rise to 95 million in 2009 driven by broadband subscriptions, with online video gaming penetration reaching 46% of USA broadband homes. This has lead to significant revenue growth for this sector. In 2007, revenue from online games accounted for 61% of PC gaming revenue, up from 47% in 2005. Yankee Group estimates that online games in North America generated $1.60 billion in 2007, and that by 2012 revenue from online games will grow to $3.89 billion, accounting for 83% of gaming revenue on the PC. Media and entertainment companies are taking note of this transformation. In 2006, MTV Networks purchased AtomShockwave for $200 million and has aggressively launched a series of MMOGs, such as the Virtual Hills.

The general strategy of the virtual communities is to create a virtual world around a game on a massive scale, so that millions can use it at any time. Games are initially free, enabling the community to develop, then as the audience reaches critical mass, retailer and advertising revenue will follow. It seems that this strategy is working quite effectively.

In May of 2007, IBM announced a new virtual IBM Business Center offering a place for IBM sales people, clients and partners to meet and conduct business together. The center has six divisions: Reception; Sales Center; Technical Support Library; Innovation Center; Client Briefing Center; and Conference Center, all accessible through Second Life. Staffed by real IBM sales representatives from around the world, their avatars can chat with visitors in several languages and build business relationships.

WWW.SUNGAME.COM

The Sun Island virtual world is based on a proprietary, fully owned network designed specifically for our company. Joining the sungame.com community is fast and easy, requiring three simple steps:


                     Please see Exhibit 99.1(a) for diagram.

Our website is the portal to all of the Sun Island activities. To establish a presence, users simply register at the site, after which they will be invited to download the SunGame Application. Once they have selected a user name, password and avatar, they will be redirected to Sun Island, where they can immediately start interacting with other residents.

The following diagram illustrates the architecture of this network.

                     Please see Exhibit 99.1(b) for diagram.
















For much of the rest of the function of the website, we will work in close partnership with "best solution" providers to integrate, host, localize and operate our technical system. Our key focus will be to modify and enhance these applications to enhance the Sun Island experience for its members.

The chart on the following page gives an overview of the applications available to visitors of the site. The site is essentially divided to serve two customer groups; consumers and businesses. The consumer areas are the most widely viewed sections, while the business areas will largely be utilized by the employees and customers of each given venture.



                  (Remainder of page left blank intentionally.)

                     Please see Exhibit 99.1(c) for diagram.




CONSUMER APPLICATIONS

As a member of SunGame, residents utilize their avatar to access a multitude of activities. Navigation is intuitive and the site is designed to attract member to the profit centers such as tournaments and music download.

Sun Island's currency is the Sun Buck, which can be earned by players as they spend time involved at the site. While many residents will elect this option, as the average age of gamers rises and they assume the responsibilities of families and jobs, gamers have less time and more money, many prefer spending "real" money to build a bank account, likening it to renting a pay-per-view movie. To that end, residents can also purchase Sun Bucks at a rate of 10 for each $1.

GAME PLAY

The primary focus of the Sun Island community is gaming. Visitors will be able to select from a broad spectrum of chance and skill-based games. They will be able to challenge one or more other visitors to enter tournaments for cash prizes.

TOURNAMENTS

Once logged onto the site, users will, in future versions, be able to search upcoming tournaments to determine which they would like to participate in. Each tournament will have an entry cost, which will be deducted from the player's account or paid for before the start with an accepted payment method, such as a credit card.

Games can last from two to five minutes, and can include from two to hundreds of players at a single event. Once a winner has been established, the prize will be awarded as a deposit directly into their accounts. Prizes can be awarded in cash or Sun Bucks, depending on the method of payment used to enter the tournament. For each tournament played we retain 20% of the "pot" with 80% going to the winner. Upon completion of each tournament, all participants will be notified of the results via email.

CONTENT SHARING

Long recognized as the Golden Rule of the internet, "Content Is King." Visitors will surely be impressed by "cool" applications and try the latest thing, but if the content is not worthwhile and appealing, they will not stay.

GAME CREATION

Sun Island's community will highlight gaming. To that end, we have, and will continue to established relationships with independent gamer developers around the world. Game developers will be able to register and be certified to upload their games to the Sun Island portfolio. Once there, our incentive program offers registered programmers 10% of the revenue generated by their games, in addition to technical support with regard to system requirements, site code, etc. Management is confident this structure will attract a substantial number of developers to its site.

MUSIC DOWNLOADING

Music is a highly popular online media which will be offered to visitors in a number of ways on Sun Island. Music is streamed continuously over the site with a feature that enables visitors to click on the details of a title and/or download the song at any time.

The site will feature a music management application similar to iTunes(R), which will allow users to program and play music from their MP3 player and their Sun Island residence.

In addition to this advertising sponsored music offering, users will be able to download music for a fee.

MEDIA UPLOAD

Users will be able to upload and share their own photos, music, documents and videos for display in their virtual residence on Sun Island.

NETWORKING

CHAT

Community is the backbone of the Sun Island virtual world. While many visitors will come to play games, residents are also there to socialize with others.

EVENTS

Once a resident has established their avatar and "personal space" i.e., a home or apartment, they may invite other residents, alone or in groups, to visit their Sun Island home, host an event, or go visit other Sun Island features together.

ADMINISTRATIVE

PROFILE MANAGEMENT

Subscribers will be able to create their own content online, including the design of their room, changes to their avatar and updating of their profile.

Rather than having each individual create their own unique avatar, we provide users with a broad range of "fixed" avatars with some variables to change - i.e., hair color, outfit etc. This structure provides us with some control with regard to the server capacity and speed, in addition to reducing the general system requirements for all users (i.e., not all residents will have the capacity on their system to interact with high resolution.

SUN WALLET

A critical factor to the generating continuous revenue is the ease and security with which payments can be made. The online game industry consists of an enormous variety of player demographics, each with their own payment preferences. Some use credit cards, while others prefer bank account debiting, prepaid cards, or eWallets.

To this end, we have established several alternatives for residents to access and make payments to their accounts, through its relationship with Global Collect, a leader in the industry. With Global Collect, we are able to process orders through credit cards, pre-paid cards, money orders and a "Sun Wallet" (we have established a relationship with MoneyBookers, a leading eWallet provider to manage the SunWallet). We can also offer bank-based payments such as direct debits and off-line bank transfer solutions.

Global Collect also enables us to generate online and electronic reporting of all payment types from a single source. We can create customized reports to manage and review its accounts on a real-time basis. Sophisticated fraud screening services protect us from enabling non-paying customers from playing.

ACCOUNT MANAGEMENT

Once registered, users can manage their finances, including adding SunBucks to their Wallet, purchasing real estate, collecting tournament winnings, upgrading their membership, paying subscription fees or submitting cash tournament entry fees.

Basic membership is available at no charge to visitors; however users will also in next version have the option of a VIP membership for a monthly fee. As a VIP member, users will have access to premier real estate, be granted a monthly Sun Bucks allowance, secure priority reservations for high profile tournaments, early notification of special events and new features.

BUSINESS APPLICATIONS

The substantial opportunities in the interactive market give corporations a significant economic incentive to develop multi-media marketing campaigns. This "Transmedia" approach is particularly popular within the entertainment industry as it enables producers to convey a story through a myriad of layers, encouraging fan participation and interaction.

Conventional websites are no longer adequate for success. Television shows such as LOST and Heroes are the definitive examples, offering their audience an "experience" including ancillary materials, wikis, exploration games, back stories, cast bios, blogs, fan discussions, spoiler rumors, and screenshots.

Sun Game will pursue this sector, offering its development services to companies looking to utilize a multi-media marketing strategy. Anticipated activities include the following.

THIRD PARTY/PRIVATE LABEL DEVELOPMENT

We will create turnkey virtual worlds for companies seeking to establish a presence in this sector. Initially our focus will be the entertainment sector. Management believes this market represents a significant opportunity as their focus on promotion is well established, and a virtual presence provides a distinct marketing advantage. Longer term it is expected that a virtual component will be commonplace within many market sectors, particularly those websites looking to appeal to a younger or computer savvy audience. We offer a natural outsourcing alternative for those firms with the desire but without the capabilities to develop or maintain such an operation.

OPERATIONAL

Companies can build private, secure, virtual "corporate headquarters" on Sun Island. Business residents will essentially enter their own "world" as created for them by us. The activities and features of these worlds will be determined by the host.

ACCESS ADMINISTRATION

Our platform will enable each business to remotely control the entry to their own virtual world. Office administrators can establish passwords and clearance levels to ensure that only the proper employees gain access to confidential information.

COMMERCIAL

Product placement is common in all forms of media, however brand marketing in the virtual world provides customers with a significantly improved product interaction, and many companies and organizations now incorporate virtual worlds in their advertising budget.

E-COMMERCE

By creating an online store within Sun Island, users will be able to "interact" with products. For example, IBM has built a virtual store for Sears, where users can mock up a kitchen with Sears' appliances.

GAMING

As virtual worlds continue to gain in popularity, corporations will continue to seek ways to participate in this media. SunGame will work with corporate clients to develop online games for consumers. Games will be designed to generate brand and product awareness.

ADVERTISING

While the use of advertising within "virtual worlds" is a comparatively new idea, it is growing significantly. According to the Yankee Group, the global in-game advertising market, which generated $77.7 million globally in 2006, continues to develop at an exponential rate. By 2011, worldwide in-game advertising expenditures (including fixed product placement/static ads and dynamic ads) will grow to $971.3 million. Management expects advertisement placement within its Sun Island games will make a contribution to revenue in the relatively near term.

COMPETITION (COMMENT #21)

There are a number of companies active in the virtual world and gaming sectors, that are already established. These companies include:

        -        SecondLife.com
        -        Lively.com
        -        Pogo.com
        -        King.com
        -        Gameaccount.com

These established sites each have targeted a very specific genre of internet users. For example SecondLife is developed more towards technical users and Lively.com is available as a download to Firefox and Internet Explorer users.

There are 3 main market segments within the virtual world industry:

     1.   Virtual world provisioning to end users
     2. White label provisioning of virtual worlds to corporations using own proprietary software
     3. Virtual world customization (branding) to corporations using own or 3rd party virtual world systems

We are in a position to be able to offer a solution to all three markets segments. We have already launched the first Virtual World to end users and will ensure successful growth of this business. We have developed software and will begin the marketing of White Label provisioning of Virtual Worlds starting from August 2009. Each corporate customer that buys a White Label Virtual World System from us will have the opportunity to customize and brand the virtual world using their own resources or place that branding project in conjunction with us. In many cases, it will be more natural to place most or all of the customization/branding project with the Company.

EXPANSION STRATEGY

We have developed a focused, multi-pronged expansion strategy (COMMENT #22). The following tactics will be used to achieve our objectives.

INCREASE MEMBERSHIP THROUGH MANAGED GROWTH

We have implemented a controlled approach to growth; seeking to increase membership at rates that will enable it to support its membership and maintain appropriate server to customer ratios. Management estimates it can service approximately 5,000 registered users per server, which it anticipates will correspond to 200 simultaneous users. Management also anticipates the current software platform will support approximately 1 million registered users which should allow for one year to 18 months of growth.

We intend to promote the site through several channels. As the vast majority of virtual world communities achieve critical mass through word-of-mouth and grass roots "buzz", we will promote SunGames through other virtual communities. We will also look to reach potential residents through related blogs, gaming societies and conferences.

SOLICIT GAME DEVELOPERS

The initial game selection at Sun Island comprises three traditional skill-based games, including bowling, golf and jewel catcher. In keeping with our strategy to outsource the development of content, we expect the majority of its new gaming content will be created by independent game developers. As new and exciting offerings will be critical to our success, the site's culture will seek to nurture the creative abilities of the independent developer, providing an environment that facilitates their efforts to develop a following.

We have created a package for game developers who become certified to provide content. In addition to retaining ownership of their intellectual property, developers will be entitled to 10% of the revenues generated by their product.

PURSUE THE BUSINESS TO BUSINESS MARKET

Management anticipates the business to business ("B2B") sector represents a significant opportunity for us. It is estimated that 170 high profile companies, such as Coke, Dell, Ben and Jerry's, and Sun Microsystems have set up virtual worlds. According to Gartner Research, 80% of Fortune 500 companies will be active in 3-D environments within three years. We anticipate the B2B sector will be attracted to our less technical interface, along with our ability to deliver customized, turn-key virtual worlds.

As an early entrant in the market, we are looking to establish a presence within the corporate marketplace by providing a comprehensive package for users. Beyond the creation of the virtual world, we will be able to provide a variety of user activities, including back-end provisioning, customer relations management, hardware and software setup, registration pages, profile pages, etc.

BACKLOG OF ORDERS.
-----------------

We currently have no orders for sales at this time.

GOVERNMENT CONTRACTS.
--------------------

We have no government contracts.

COMPANY SPONSORED RESEARCH AND DEVELOPMENT.
------------------------------------------

We are not conducting any research.

NUMBER OF PERSONS EMPLOYED.
--------------------------

As of July 30, 2009, we have 1 full-time employee, Guy M. Robert and 1 part-time administrative employee. Mr. Robert works up to 40 hours per week and other Directors work on an as needed basis up to 40 hours per week.

PLAN OF OPERATIONS

We had no operations prior to and we did not have any revenues during the fiscal year ended December 31, 2008. We did not recognize any income in the year ended December 31, 2007. We have minimal capital, minimal cash, and only our intangible assets consist of our business plan, relationships, and contacts. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

The following represents our projected operations time line:

MILESTONES

3rd Quarter 2009        Completion of Registration Statement
                        Work on development of Version 1.1 Sun

4th Quarter 2009        Complete  Development  of Version 1.1 of Sun Island
                        Virtual World Launch Beta-version for existing members

1st Quarter 2010        Refine initial launch, broaden to global marketplace
                        Establish a presence in the Transmedia market

2nd Quarter 2010        Refine initial launch, broaden to global marketplace
                        Establish a presence in the Transmedia market

The following table presents the projected Budget for the period of June 2009 through June 2010, of which we have approximately $22,286 on hand at December 31, 2008, and budget for expanded operations funded through our offering of Shares underlying Warrants. We anticipate using the funds raised by our Offering Units without ascribing any priority to category. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized.

                                    TABLE III
                            LIMITED OPERATIONS BUDGET
                      (ASSUMING NO OTHER CAPITAL IS RAISED)

 EXPENDITURE ITEM                                        25%                 50%                75%                 100%
-------------------------------------------------------------------------------------------------------------------------
System Development and Integration                  $150,000           $ 350,000          $ 350,000             $390,000
Professional Fees                                    $50,000             $50,000            $60,000              $70,000
Sales, Marketing, Strategic Partnerships             $50,000            $150,000           $300,000             $440,000
General & Administrative                             $25,000            $100,000           $200,000             $200,000
Working Capital                                      $25,000            $100,000           $215,000             $400,000
                                                    ---------          ----------         ----------           ----------
Total                                               $300,000            $750,000         $1,125,000           $1,500,000

We will need substantial additional capital to support our proposed future energy operations. We have NO revenues. We have NO committed source for any funds as of date here. No representation is made that any funds will be available when needed. In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

In the event we are unable to achieve  additional  capital  raising  through our
Warrants exercise, we will limit operations to fit within our capital availability. In such event, we will probably seek loans for operating capital. We have not achieved any commitments for loans from any source. In any event our business can be operated with a skeleton staff and have limited advertising/marketing budget, which could cause us to remain unprofitable and eventually fail.

OFF BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

B.  DESCRIPTION OF PROPERTY

DESCRIPTION OF PROPERTIES/ASSETS

        (a)   Real Estate.               None.
        (b)   Title to properties.       None.
        (c)   Oil and Gas Prospects.     None.
        (d)   Patents.                   None.

We do not own any property, real or otherwise. SunGame operations are principally located at 501 Silverside Road, Suite 105, Wilmington, DE 19809. SunGame pays monthly rent or fees for the use of this office and related facilities of $90. (COMMENT #24)

C.  LEGAL PROCEEDINGS

We are not a party to any pending legal proceedings, nor are we aware of any civil proceeding or government authority contemplating any legal proceeding.

D.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Currently there is no public trading market for our common stock or our Units, and we have not applied to have the common stock quoted for trading in any venue. We intend to apply to have the common stock quoted on the OTC Bulletin Board immediately after filing this registration statement. No trading symbol has yet been assigned.

The offering of the shares registered hereby could have a material negative effect on the market price for the stock if it is approved for quotation on the OTC / BB.

RULES GOVERNING LOW-PRICE STOCKS THAT MAY AFFECT OUR SHAREHOLDERS' ABILITY TO RESELL SHARES OF OUR COMMON STOCK

Our stock currently is not traded on any stock exchange or quoted on any stock quotation system. After filing the registration statement in which this prospectus is included, we intend to solicit a broker to apply for quotation of common stock on the FINRA's OTC/BB.

Quotations on the OTC/BB reflect inter-dealer prices, without retail mark-up, markdown or commission and may not reflect actual transactions. Our common stock will be subject to certain rules adopted by the SEC that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are securities with a price of less than $5.00, other than securities registered on certain national exchanges or quoted on the Nasdaq system, provided that the exchange or system provides current price and volume information with respect to transaction in such securities. The additional sales practice and disclosure requirements imposed upon broker-dealers are and may discourage broker-dealers from effecting transactions in our shares which could severely limit the market liquidity of the shares and impede the sale of shares in the secondary market.

The penny stock rules require broker-dealers, prior to a transaction in a penny stock not otherwise exempt from the rules, to make a special suitability determination for the purchaser to receive the purchaser's written consent to the transaction prior to sale, to deliver standardized risk disclosure documents prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

HOLDERS

As of the filing of this prospectus, we have 38 shareholders of record of our common stock. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least 6 months, is entitled to sell shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144.

As of the date of this prospectus, our selling shareholders hold 9,600,000 Shares, 5,500,000 of which may be sold pursuant to this Registration Statement, including those of affiliates who own 8,073,500 and officers/directors who own 5,473,500 in the aggregate.

DIVIDENDS

As of the filing of this prospectus, we have not paid any dividends to shareholders. There are no restrictions which would limit our ability to pay dividends on common equity or that are likely to do so in the future. The Delaware Revised Statutes, however, do prohibit us from declaring dividends where, after giving effect to the distribution of the dividend; we would not be able to pay our debts as they become due in the usual course of business; or our total assets would be less than the sum of the total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

E.  FINANCIAL STATEMENTS

The audited financial statements of SunGame Corporation for the years ended December 31, 2008 and 2007 appear on pages F-1 through F-10. The unaudited financial statements for the three month period ended June 30, 2009 appear as pages F-11 through F-20.

                            RONALD R. CHADWICK, P.C.
                           Certified Public Accountant
                        2851 South Parker Road, Suite 720
                             Aurora, Colorado 80014
                             Telephone (303)306-1967
                                Fax (303)306-1944


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Board of Directors
Sungame Corporation
Wilmington, Delaware

I have  audited  the  accompanying  balance  sheets of  Sungame  Corporation  (a development stage company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and cash flows for the years then ended and for the period from November 14, 2006 (inception of the development stage) through December 31, 2008 . These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sungame Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended and for the period from November 14, 2006 (inception of the development stage) through December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit and stockholders' deficit. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Aurora, Colorado                                /s/Ronald R. Chadwick, P.C.
March 23, 2009                                     RONALD R. CHADWICK, P.C.

                               SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 Balance Sheets

                                                                                    December 31,
                                                                               2008             2007
                                                                           -------------    -------------

ASSETS:
   Current Assets:
      Cash                                                                 $     22,286     $      2,926
                                                                                      -                -
                                                                           -------------    -------------

Total Current Assets                                                             22,286            2,926
                                                                           -------------    -------------

   Fixed Assets
      Office Equipment                                                            1,373
      Accumulated Depreciation                                                      (46)
                                                                           -------------    -------------
Total Fixed Assets                                                                1,327                -
                                                                           -------------    -------------

TOTAL ASSETS                                                               $     23,613     $      2,926
                                                                           =============    =============

LIABILITIES AND STOCKHOLDERS' DEFICIENCY:

    Current Liabilities:
        Related Party Payable                                              $          -     $    775,000
        Contracts Payable                                                       190,000                -
        Loans Payable - Stockholder                                             110,000          118,369
                                                                           -------------    -------------

Total Current Liabilities                                                       300,000          893,369
                                                                           -------------    -------------

Stockholders' Deficiency:

Common stock, par value, $0.001                                                   8,500                1
    100,000,000 authorized with:
     8,500,000 issued and outstanding at December 31, 2008
      and 1,500 issued and outstanding at Dec. 31, 2007 & 2006
Paid in Capital                                                               1,587,409            1,499
Preferred Stock, par value $0.001
5,000,000 authorized with none outstanding

    Accumulated deficit                                                      (1,872,296)        (891,943)
                                                                           -------------    -------------

Total Stockholders' Deficiency                                                 (276,387)        (890,443)
                                                                           -------------    -------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY                             $     23,613     $      2,926
                                                                           =============    =============





   The accompanying notes are an integral part of these financial statements

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            Statements of Operations

                                                                                         November 14,
                                                      Year ended                      2006, (Inception)
                                                     December 31,                      to December 31,
                                            -----------------------------------       -------------------
                                                 2008             2007                       2008
                                            ---------------   --------------          -------------------
REVENUE:                                    $            -    $           -           $                -
                                            ---------------   --------------          -------------------

TOTAL INCOME                                             -                -                            -
                                            ---------------   --------------          -------------------

COSTS AND EXPENSES:
      Software development                         120,500          864,549                      985,049
      Stock based compensation                     587,300                                       587,300
      Depreciation                                      46                                            46
      Consulting fees                              257,500                                       257,500
      Startup costs                                 15,007           25,894                       42,401
                                            ---------------   --------------          -------------------

TOTAL EXPENSES                                     980,353          890,443                    1,872,296
                                            ---------------   --------------          -------------------

NET LOSS FROM OPERATIONS                          (980,353)        (890,443)                  (1,872,296)
                                            ---------------   --------------          -------------------


OTHER INCOME AND (EXPENSES)
                                                         -                -                            -
                                            ---------------   --------------          -------------------


NET LOSS                                    $     (980,353)   $    (890,443)          $       (1,872,296)
                                            ===============   ==============          ===================

Per Share Information
Loss per common share                       $        (0.46)   $     (593.63)
                                            ===============   ==============


Weighted average number
of shares outstanding                            2,126,125            1,500
                                            ===============   ==============















   The accompanying notes are an integral part of these financial statements

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  Statements of Stockholder's Equity (Deficit)

                                         Common                            Preferred   Common     Stock
                              Common    Dollars at   Paid in    Preferred  Dollars     Stock    Subscription Retained  Stockholders'
                              Shares    $0.001 Par   Capital     Shares    $0.001 Par Subscribed Receivable   Earnings    Equity
                            -------------------------------------------------------------------------------------------------------
Balances 11/14/06                    -  $       -   $       -          -   $      -   $      -  $       -   $       -   $        -
Shares to parent
 for services                    1,500          1       1,499                                                                1,500
Net loss for year                                                                                              (1,500)      (1,500)
                            ----------- ----------  ----------  ---------  ---------  --------- ----------  ----------  -----------
Balances at
 December 31, 2006               1,500          1       1,499          -          -          -          -      (1,500)           -

Net loss for year                                                                                            (890,443)    (890,443)
                            ----------- ----------  ----------  ---------  ---------  --------- ----------  ----------  -----------
Balances at
 December 31, 2007               1,500          1       1,499          -          -          -          -    (891,943)    (890,443)

Shares issued to
 parent for debt relief      4,123,500      4,124     770,876                                                              775,000
Shares issued for services   3,875,000      3,875     583,425                                                              587,300
Shares issued for cash         500,000        500     119,500                                                              120,000
Warrants issued for cash                                5,000                                                                5,000
Additional paid-in capital
 from parent                                          107,109                                                              107,109
Net loss for year                                                                                            (980,353)    (980,353)
                            ----------- ----------  ----------  ---------  ---------  --------- ----------  ----------  -----------
Balances at
 December 31, 2008           8,500,000  $   8,500  $1,587,409              $      -   $      -  $       - $(1,872,296)  $ (276,387)
                            =========== ==========  ==========  =========  =========  ========= ==========  ==========  ===========






























   The accompanying notes are an integral part of these financial statements

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            Statements of Cash Flows

                                                                                                   November 14,
                                                                            Year ended             2006, (Inception)
                                                                           December 31,            to December 31,
                                                                      -----------  ----------      --------------
                                                                         2008        2007              2008
                                                                      -----------  ----------      --------------

CASH FLOWS FROM OPERATING ACTIVITIES

     Net Income (Loss)                                                $ (980,353)  $ (890,443)     $  (1,872,296)
      Adjustments to reconcile net loss to
         net cash used by operating activities:
        Depreciation                                                          46                              46
        Increase in accrued expenses                                     190,000           -             190,000
        Increase in accounts payable                                                 775,000                   -
        Compensatory stock issuances                                     587,300           -           1,362,300
                                                                      -----------  ----------      --------------
NET CASH USED BY OPERATING ACTIVITIES                                   (203,007)   (115,443)           (319,950)
                                                                      -----------  ----------      --------------

CASH FLOWS FROM INVESTING ACTIVITIES

     (Increase) in Fixed Assets                                           (1,373)          -              (1,373)
                                                                      -----------  ----------      --------------

NET CASH USED FOR INVESTING ACTIVITIES                                    (1,373)          -              (1,373)
                                                                      -----------  ----------      --------------

CASH FLOWS FROM FINANCING ACTIVITIES

      Sales of Common Stock and Warrants                                 125,000                         126,500
      Paid in capital                                                    107,109                         107,109
      (Decrease) Increase in Loans Payable                                (8,369)    118,369             110,000
                                                                      -----------  ----------      --------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                223,740     118,369             343,609
                                                                      -----------  ----------      --------------

NET INCREASE IN CASH & CASH EQUIVALENTS                                   19,360       2,926              22,286

BEGINNING CASH & CASH EQUIVALENTS                                          2,926           -                   -
                                                                      -----------  ----------      --------------

ENDING CASH & CASH EQUIVALENTS                                        $   22,286   $   2,926       $      22,286
                                                                      ===========  ==========      ==============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Cash paid for interest expense                                   $        -   $       -       $           -
                                                                      ===========  ==========      ==============
     Cash paid for income taxes                                       $        -   $       -       $           -
                                                                      ===========  ==========      ==============

NON-CASH TRANSACTIONS
     Stock issued for services                                        $  587,300   $       -       $     587,300
     Stock issued for debt relief                                        775,000           -             775,000
                                                                      -----------  ----------      --------------
                                                                      $ 1,362,300  $       -       $   1,362,300
                                                                      ===========  ==========      ==============



   The accompanying notes are an integral part of these financial statements

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007


1.       BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS

         The accompanying financial statements include the accounts of SunGame Corporation ("the Company"), a Delaware corporation. The Company is an early development stage company that intends to become a leader in providing seamless gambling and skill gaming in a virtual world. The Company believes that it can exploit the market that is at the confluence of gaming and gambling, and that this market is very significant. The Company will provide various types of Skill Games in an online Virtual World where the users, regardless of location can compete and place bets, using virtual money or real money and where the end users can be individuals or corporations.

         The main activity will be to provide a network that attracts players who interact in a seamless environment. The main goal will be to introduce competitive and unique products in an already established market place. The Company will be a premier marketer of money related activities that will have distinct comparative advantages compared to both direct and indirect competitors.

         The Company was incorporated in Delaware on November 14, 2006. The Company's fiscal year end is December 31st.

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DEVELOPMENT STAGE COMPANY

         The Company is a development stage company as defined by Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business. All losses accumulated since inceptions have been considered as part of the Company's development stage activities.

         RISKS AND UNCERTAINTIES

         The Company operates in an emerging industry that is subject to market acceptance and technological change. The Company's operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on management's future expectations for the Company's operations. The Company's actual results could vary materially from management's estimates and assumptions.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



         PROPERTY AND EQUIPMENT

         Property and equipment, when acquired, will be stated at cost. Depreciation will be computed using the straight-line method to allocate the cost of depreciable assets over the estimated useful lives of the assets.

         SOFTWARE COSTS

         The costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software costs are reflected as property and equipment on the balance sheet and are to be depreciated when the Company begins recording revenue the deemed date that the software is placed in service. As of the date of these financial statements the development of the software necessary to achieve the business purposes of the Company is in an undeterminable state causing the Company to deem the asset to be impaired. This conclusion requires that the costs incurred to date be treated as expenses as opposed to the capitalizing of the software.

         START-UP COSTS

         Start-up costs that would commonly be capitalized as Other Assets to be amortized over a period of five years have also been deemed to be impaired for the same reasons stated in the paragraph on "Software Costs". Based on these circumstances, management has elected to expense these start-up costs as well.

         "Long-lived assets" are reviewed for impairment of value whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable or at least at the end of each reporting period. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying value of an asset is not recoverable. For Long-lived assets to be held and used, management measures fair value based on quoted market prices or based on discounted estimates of future cash flows.

         CONCENTRATION OF CREDIT RISK

         The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of amounts due to related parties. The Company presently uses one vendor for all of its software development.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007


         INCOME TAXES

         Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such asset will not be recovered. At December 31, 2007 the Company had no net operating loss carryforwards due to book/tax differences of $890,443. At December 31, 2008 the Company had a no net operating loss carryforward of approximately $980,000 which expires in 2028. The deferred tax asset of $382,000 created by the net operating loss has been offset by a 100% valuation allowance. The change in the valuation allowance in 2008 was $382,000.

2.       GOING CONCERN UNCERTAINTY AND MANAGEMENTS' PLANS

         In the Company's audited financial statements for the fiscal years ended December 31, 2007 and 2008, the Report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that describes substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements for 2007 and 2008 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $890,443 and $980,353 for the years ended December 31, 2007 and 2008, and an accumulated deficit of $891,943 and $1,872,296 as of December 31, 2007 and 2008. At December
         31, 2007 and 2008, the Company's total current liabilities exceed total current assets by $890,443 and $277,714.

         The future success of the Company is likely dependent on its ability to attain additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

3.       PROPERTY AND EQUIPMENT

         The Company has incurred software costs in the development of its virtual world in the cumulative amount of $985,049 at December 31, 2008. Per the discussion under "Software Costs" this amount has been expensed.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007


4.       ACCOUNTS PAYABLE

         At December 31, 2007 accounts payable totaled $775,000 and was owed to one creditor, Adversor, Inc., a majority shareholder of the Company. During the year ended December 31, 2008 the creditor agreed to forgive the $775,000 in exchange for 4,123,500 shares of the Company's restricted common stock (See Note 7).


5.       CONTRACTS PAYABLE

         During the year ended December 31, 2008 the Company entered into a Corporate Finance Advisory Services Agreement with Friedland Global Capital Markets, LLC ("Friedland"). The Agreement provides that the Company will pay a remaining total of $190,000 for services as set forth in the Agreement. These funds payable are non-interest bearing and due on demand.

6.       ADVANCE PAYABLE, RELATED PARTY

         During the year ended December 31, 2007, the Company's majority shareholder, Adversor, Inc. ("Adversor") advanced funds of $118,369 to the Company for operations. During the year ended December 31, 2008 Adversor advanced an additional $98,740 to support operations. In 2008 Adversor donated $107,109 to the Company's capital, leaving a year end balance owed to Adversor of $110,000. These amounts owed are non-interest bearing and due on demand.

7.       STOCKHOLDERS' DEFICIENCY

         COMMON STOCK

         In October 2008, the Company entered into a Security Purchase Agreement (Security Purchase Agreement) with a third party. The Company received cash of $125,000 in exchange for 500,000 shares of restricted common stock and a warrant exercisable for 500,000 shares of the Company's restricted common stock. The warrant has an exercise price of $0.80 per share and a term of three years. The shares were sold at a price of $0.25 per share with $0.24 per share allocated to the common stock and $0.01 per share allocated to the warrant.

         In October 2008, the Company entered into a Services Agreements with two parties. The Services Agreements provides for the Company to receive services totaling up to $625,000 in connection with the development of its website and gaming software to be paid for by the issuance of up to 2,500,000 shares of the Company's common stock. During the year ended December 31, 2008, the Company issued 1,600,000 of these shares in exchange for services performed at that time totaling $400,000. The shares were issued at a price of $0.25 per share.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007



         In October 2008, the Company issued 4,123,500 shares of its restricted common stock to its majority shareholder, Adversor in exchange for their efforts in the settlement of $775,000 of outstanding accounts payable owed to an unrelated third party vendor. The shares were issued at a price of $0.188 per share.

         In September 2008, the Company issued 1,373,000 shares of its restricted common stock to a director, Mr. Goss, of the Company as payment for services totaling $1,373,000. The shares were issued at a price of $0.10 per share.

         In June 2008, the Company issued 902,000 shares of its restricted common stock to Friedland, in exchange for services totaling $50,000 provided under the Finance Advisory Services Agreement. The shares were issued at a price of $0.055 per share.

         WARRANTS

         At December 31, 2008, the following warrants to purchase common stock were outstanding:

              NUMBER OF COMMON
         SHARES COVERED BY WARRANTS     EXERCISE PRICE         EXPIRATION DATE

                     50,000                 $0.80                October 2011
              -------------
                     50,000


         OTHER CAPITAL TRANSACTIONS

         During the year ended December 31, 2008, the majority shareholder, Adversor, paid $20,000 for services on the Company's behalf. In addition, during the year ended December 31, 2008, Adversor forgave $87,109 in debt owed to them. The Company has treated such amounts as capital contributions and as such has increased Additional Paid in Capital by $107,109.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)

                       JUNE 30, 2009 FINANCIAL STATEMENTS
                                   (UNAUDITED)

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                                 Balance Sheets


                                                                                          June 30,           December 31,
                                                                                            2009                 2008
                                                                                      -----------------    -----------------
                                                                                         Unaudited

ASSETS:
   Current Assets:
      Cash                                                                                    $ 18,137             $ 22,286
                                                                                      -----------------    -----------------
Total Current Assets                                                                            18,137               22,286

   Fixed Assets                                                                                  1,373                1,373
      Depreciation                                                                                (183)                 (46)
                                                                                      -----------------    -----------------
Total Fixed Assets                                                                               1,190                1,327

TOTAL ASSETS                                                                                  $ 19,327             $ 23,613
                                                                                      =================    =================

LIABILITIES AND STOCKHOLDERS' DEFICIT:

    Current Liabilities:
        Contract Payable                                                                     $ 165,000            $ 190,000
        Loans Payable - Stockholder                                                            117,470              110,000
                                                                                      -----------------    -----------------

Total Current Liabilities                                                                      282,470              300,000
                                                                                      -----------------    -----------------

Stockholders' Deficit:

    Common stock, par value $0.001
    100,000,000 shares authorized; 9,600,000 and 8,500,000                                       9,600                8,500
        issued and outstanding respectively
    Preferred stock, par value $0.001
    5,000,000 shares authorized; no shares issued or
    outstanding                                                                                      -                    -
    Paid in capital                                                                          1,861,309            1,587,409
    Accumulated deficit                                                                     (2,134,052)          (1,872,296)
                                                                                      -----------------    -----------------

Total Stockholders' Deficit                                                                   (263,143)            (276,387)
                                                                                      -----------------    -----------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                                   $ 19,327             $ 23,613
                                                                                      =================    =================



   The accompanying notes are an integral part of these financial statements
                                      F-12

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            Statements of Operations


                                                                                                                November 14,
                                                      Three Months ended           Six Months ended            2006, (Inception)
                                                           June 30,                    June 30,                   June 30,
                                                      2009          2008          2009           2008               2009
                                                   -----------   ------------  ------------   -----------      ----------------
                                                   Unaudited      Unaudited     Unaudited     Unaudited           Unaudited

REVENUE:
   Miscellaneous Income                                   $ -            $ -           $ -           $ -                   $ -
                                                   -----------   ------------  ------------   -----------      ----------------

TOTAL INCOME                                                -              -             -             -                     -
                                                   -----------   ------------  ------------   -----------      ----------------

COSTS AND EXPENSES:
     Consulting                                             -          1,500        25,000         3,698               869,800
     Depreciation                                          69                          137                                 183
     General and Administrative                           837            280         1,333         1,597                37,138
     Legal and professional                            16,840                       21,590                              21,590
     Travel                                               306                        1,016                               7,612
     Website development                              178,263         40,000       212,680        65,000             1,197,729
                                                   -----------   ------------  ------------   -----------      ----------------

TOTAL EXPENSES                                        196,315         41,780       261,756        70,295             2,134,052
                                                   -----------   ------------  ------------   -----------      ----------------

NET LOSS FROM OPERATIONS                             (196,315)       (41,780)     (261,756)      (70,295)           (2,134,052)
                                                   -----------   ------------  ------------   -----------      ----------------


OTHER INCOME AND (EXPENSES)
                                                            -              -             -             -                     -
                                                   -----------   ------------  ------------   -----------      ----------------
                                                            -              -             -             -                     -
                                                   -----------   ------------  ------------   -----------      ----------------


NET LOSS                                            $(196,315)      $(41,780)    $(261,756)     $(70,295)         $ (2,134,052)
                                                   ===========   ============  ============   ===========      ================

Per Share Information
Loss per common share                               $ (0.02)      $ (27.85)      $   (0.03)     $ (46.86)          #DIV/0!
                                                   ===========   ============  ============   ===========      ================


Weighted average number
of shares outstanding                               9,600,000          1,500     9,050,000         1,500
                                                   -----------   ------------  ------------   -----------





   The accompanying notes are an integral part of these financial statements
                                      F-13

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                  Statements of Stockholder's Equity (Deficit)


                                                             Common                                                    Stockholders'
                                                  Common    Dollars at   Paid in    Preferred  Preferred   Retained      Equity/
                                                  Shares      No Par     Capital      Shares   Par ($.10)  Earnings     (Deficit)

                                                ------------------------------------------------------------------------------------
BALANCES 11/14/06                                         -       $ -           $ -          -       $ -           $ -          $ -

11/15/06 Shares issued to Adversor, Inc. (parent)
  for services valued at $1,500                       1,500         1         1,499                                           1,500

Gain (loss) for period                                                                                          (1,500)      (1,500)

                                                ------------------------------------------------------------------------------------
BALANCES 12/31/2006                                   1,500         1         1,499          -         -        (1,500)           -

Gain (loss) for period                                                                                        (890,443)    (890,443)
                                                ------------------------------------------------------------------------------------
BALANCES 12/31/2007                                   1,500         1         1,499          -         -      (891,943)    (890,443)

9/30/08 Paid in Capital - Parent Corp                                       107,109                                         107,109

10/1/08 Stock issued to parent in connection with
  services provided for debt relief               4,123,500     4,124       770,876                                         775,000

10/1/08 Stock issued for services                 2,275,000     2,275       185,025                                         187,300

Stock issued for cash                               500,000       500       119,500                                         120,000

500,000 warrants issued @ $0.01                                               5,000                                           5,000

10/9/08 Stock issued for services                 1,600,000     1,600       398,400                                         400,000

Gain (loss) for period                                                                                        (980,353)    (980,353)
                                                ------------------------------------------------------------------------------------
BALANCES 12/31/08                                 8,500,000     8,500     1,587,409          -         -    (1,872,296)    (276,387)

Stock issued for cash                               500,000       500       124,500                                         125,000

Stock issued for services per agreement             600,000       600       149,400                                         150,000

Gain (loss) for period                                                                                        (261,756)    (261,756)
                                                ------------------------------------------------------------------------------------
BALANCES 6/30/09                                  9,600,000   $ 9,600   $ 1,861,309          -       $ -  $ (2,134,052)  $ (263,143)
                                                ====================================================================================


















   The accompanying notes are an integral part of these financial statements
                                      F-14

                              SUNGAME CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                            Statements of Cash Flows


                                                                                                           November 14,
                                                                 Six Months ended     Six Months ended   2006, (Inception)
                                                                   June 30,             June 30,          to June 30,
                                                                     2009                 2008                2009
                                                               ------------------   ------------------   ---------------
                                                                  (Unaudited)          (Unaudited)        (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

     Net Income (Loss)                                                $ (261,756)           $ (70,295)     $ (2,134,052)
      Adjustments to reconcile net loss to
         net cash used by operating activities:
        Depreciation                                                         138                                    184
        Increase/(Decrease) in accounts payable                                              (775,000)                -
        Contracts payable                                                (25,000)                               165,000
        Compensatory stock issuances                                     150,000                                737,300
                                                               ------------------   ------------------   ---------------
NET CASH USED BY OPERATING ACTIVITIES                                   (136,618)            (845,295)       (1,231,568)
                                                               ------------------   ------------------   ---------------

CASH FLOWS FROM INVESTING ACTIVITIES

     Purchase of Fixed Assets                                                  -                    -            (1,373)
                                                                               -                    -                 -
                                                               ------------------   ------------------   ---------------

NET CASH USED FOR INVESTING ACTIVITIES                                         -                    -            (1,373)
                                                               ------------------   ------------------   ---------------

CASH FLOWS FROM FINANCING ACTIVITIES

      Sale of Common Stock                                                   600                                  9,100
      Increase in Paid in Capital                                        124,400              775,000         1,124,508
      Increase in Loans Payable - Stockholder                              7,470               68,740           117,470
                                                               ------------------   ------------------   ---------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                132,470              843,740         1,251,078
                                                               ------------------   ------------------   ---------------

NET INCREASE IN CASH & CASH EQUIVALENTS                                   (4,148)              (1,555)           18,137

BEGINNING CASH & CASH EQUIVALENTS                                         22,285                2,925                 -
                                                               ------------------   ------------------   ---------------

ENDING CASH & CASH EQUIVALENTS                                          $ 18,137              $ 1,370          $ 18,137
                                                               ==================   ==================   ===============


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

     Cash paid for interest expense                                          $ -                  $ -               $ -
                                                               ==================   ==================   ===============
     Cash paid for income taxes                                              $ -                  $ -               $ -
                                                               ==================   ==================   ===============

NON-CASH TRANSACTIONS
     Stock issued for services                                         $ 150,000                  $ -         $ 738,800
                                                               ==================   ==================   ===============
     Paid in capital from debt relief                                        $ -                  $ -         $ 775,000
                                                               ==================   ==================   ===============


   The accompanying notes are an integral part of these financial statements

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2009


1.       BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BUSINESS

         The accompanying financial statements include the accounts of SunGame Corporation ("the Company"), a Delaware corporation. The Company is an early development stage company that intends to become a leader in providing seamless gambling and skill gaming in a virtual world. The Company believes that it can exploit the market that is at the confluence of gaming and gambling, and that this market is very significant. The Company will provide various types of Skill Games in an online Virtual World where the users, regardless of location can compete and place bets, using virtual money or real money and where the end users can be individuals or corporations.

         The main activity will be to provide a network that attracts players who interact in a seamless environment. The main goal will be to introduce competitive and unique products in an already established market place. The Company will be a premier marketer of money related activities that will have distinct comparative advantages compared to both direct and indirect competitors.

         The Company was incorporated in Delaware on November 14, 2006. The Company's fiscal year end is December 31st.

         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DEVELOPMENT STAGE COMPANY

         The Company is a development stage company as defined by Financial Accounting Standards No. 7. The Company is devoting substantially all of its present efforts to establish a new business. All losses accumulated since inceptions have been considered as part of the Company's development stage activities.

         INTERIM PRESENTATION

         In the opinion of the management of the Company, the accompanying unaudited financial statements include all material adjustments, including all normal and recurring adjustments, considered necessary to present fairly the financial position and operating results of the Company for the periods presented. The financial statements and notes do not contain certain information included in the Company's financial statements for the year ended December 31, 2008. It is the Company's opinion that when the interim financial statements are read in conjunction with the December 31, 2008 Audited Financial Statements, the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results for a full year or any future period.

                               SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2009

         RISKS AND UNCERTAINTIES

         The Company operates in an emerging industry that is subject to market acceptance and technological change. The Company's operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts and timing of revenue and expenses, the reported amounts and classification of assets and liabilities, and disclosure of contingent assets and liabilities. These estimates and assumptions are based on management's future expectations for the Company's operations. The Company's actual results could vary materially from management's estimates and assumptions.

         PROPERTY AND EQUIPMENT

         Property and equipment, when acquired, will be stated at cost. Depreciation will be computed using the straight-line method to allocate the cost of depreciable assets over the estimated useful lives of the assets.

         SOFTWARE COSTS

         The costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software costs are reflected as property and equipment on the balance sheet and are to be depreciated when the Company begins recording revenue the deemed date that the software is placed in service. As of the date of these financial statements the development of the software necessary to achieve the business purposes of the Company is in an undeterminable state causing the Company to deem the asset to be impaired. This conclusion requires that the costs incurred to date be treated as expenses as opposed to the capitalizing of the software.

         START-UP COSTS

         Start-up costs that would commonly be capitalized as Other Assets to be amortized over a period of five years have also been deemed to be impaired for the same reasons stated in the paragraph on "Software Costs". Based on these circumstances, management has elected to expense these start-up costs as well.

         "Long-lived assets" are reviewed for impairment of value whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable or at least at the end of each reporting period. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value

                              SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2009

         of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying value of an asset is not recoverable. For Long-lived assets to be held and used, management measures fair value based on quoted market prices or based on discounted estimates of future cash flows.

         CONCENTRATION OF CREDIT RISK

         The Company's financial instruments that are exposed to concentrations and credit risk primarily consist of amounts due to related parties. The Company presently uses one vendor for all of its software development.

         INCOME TAXES

         Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for significant deferred tax assets when it is more likely than not that such asset will not be recovered. At December 31, 2008 the Company had a no net operating loss carryforward of approximately $980,000 which expires in 2028. The deferred tax asset of $382,000 created by the net operating loss has been offset by a 100% valuation allowance. The change in the valuation allowance in 2008 was $382,000.

2.       GOING CONCERN UNCERTAINTY AND MANAGEMENTS' PLANS

         In the Company's audited financial statements for the fiscal years ended December 31, 2007 and 2008, the Report of the Independent Registered Public Accounting Firm includes an explanatory paragraph that describes substantial doubt about the Company's ability to continue as a going concern. The Company's financial statements for the year ended December 31, 2008 and the six months ended June 30, 2009, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $261,756 during the six months ended June 30, 2009, and an accumulated deficit of $2,134,052 as of June 30, 2009. At June 30, 2009, the Company's total current liabilities exceed total current assets by $264,333.

         The future success of the Company is likely dependent on its ability to attain additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to attain future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

                              SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2009

3.       PROPERTY AND EQUIPMENT

         The Company has incurred software costs in the development of its virtual world in the cumulative amount of $985,049 at December 31, 2008. Per the discussion under "Software Costs" this amount has been expensed.

4.       CONTRACTS PAYABLE

         During the year ended December 31, 2008, the Company entered into a Corporate Finance Advisory Services Agreement with Friedland Global Capital Markets, LLC ("Friedland"). The Agreement provides that the Company will pay a remaining total of $190,000, at December 31, 2008, for services as set forth in the Agreement. These funds payable are non-interest bearing and due on demand. During the six months ended June 30, 2009, the Company paid $25,000 on the outstanding amount.

6.       ADVANCE PAYABLE, RELATED PARTY

         During the year ended December 31, 2008, the Company's majority shareholder, Adversor, Inc. ("Adveror") advanced funds of $98,740 to support operations. In 2008 Adversor donated $107,109 to the Company's capital, leaving a year end balance owed to Adversor of $110,000. During the six months ended June 30, 2009, Adversor advanced an additional $7,470 to support operations. The balance owed to Adversor at June 30, 2009 is $117,470. The amounts owed are non-interest bearing and due on demand.

7.       STOCKHOLDERS' DEFICIENCY

         COMMON STOCK

         In October 2008, the Company entered into a Security Purchase Agreement (Security Purchase Agreement) with a third party. The Company received cash of $125,000 in exchange for 500,000 shares of restricted common stock and a warrant exercisable for 500,000 shares of the Company's restricted common stock. The warrant has an exercise price of $0.80 per share and a term of three years. The shares were sold at a price of $0.25 per share with $0.24 per share allocated to the common stock and $0.01 per share allocated to the warrant.

         In March 2009, per the Security Purchase Agreement, the Company received cash of $125,000 in exchange for 500,000 shares of restricted common stock. The shares were sold at a price of $0.25 per share.

         In October 2008, the Company entered into a Services Agreements with two parties. The Services Agreements provides for the Company to receive services totaling up to $625,000 in connection with the development of its website and gaming software to be paid for by the issuance of up to 2,500,000 shares of the Company's common stock. During the year ended December 31, 2008, the Company issued 1,600,000 of these shares in exchange for services performed at that time totaling $400,000. The shares were issued at a price of $0.25 per share. During the six months ended June 30, 2009, the Company issued 600,000 of these shares in exchange for services performed totaling $150,000. The shares were issued at a price of $0.25 per share.

                              SUNGAME CORPORATION
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2009


         WARRANTS

         At June 30, 2009, the following warrants to purchase common stock were outstanding:

              NUMBER OF COMMON
         SHARES COVERED BY WARRANTS    EXERCISE PRICE         EXPIRATION DATE

               500,000                    $0.80               October 2011

F.  SELECTED FINANCIAL INFORMATION

Not applicable.


G.  SUPPLEMENTARY FINANCIAL INFORMATION

Not applicable.


H. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED HEREIN.(COMMENT #29) FORWARD-LOOKING STATEMENTS ARE STATEMENTS NOT BASED ON HISTORICAL INFORMATION AND WHICH RELATE TO FUTURE OPERATIONS, STRATEGIES, FINANCIAL RESULTS OR OTHER DEVELOPMENTS. FORWARD LOOKING STATEMENTS ARE NECESSARILY BASED UPON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND OUR CONTROL AND MANY OF WHICH, WITH RESPECT TO FUTURE BUSINESS DECISIONS, ARE SUBJECT TO CHANGE. THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON OUR BEHALF. WE DISCLAIM ANY OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS.

RESULTS OF OPERATIONS

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2009 COMPARED WITH THE SIX MONTH PERIOD ENDED JUNE 30, 2008

During the six months ended June 30, 2009 and June 30, 2008, we did not recognize any revenues from our operational activities.

During the six months ended June 30, 2009, we incurred a total operational expense of $261,756 compared to $70,295 for the six months ended June 20, 2008. The increase of $191,461 was a result of the increase of $147,680 in website development costs, combined with increases of $21,590 in legal and professional expenses and $21,302 in consulting expenses. These increases are a result of our increased operational activities and our efforts to file a Registration Statement of Form S-1 with the Securities and Exchange Commission.

During the six months ended June 30, 2009 we incurred a net loss of $261,756 compared to a net loss of $70,295 for the six months ended June 30, 2008. The increase of $191,461 was a result of the increase in operational expenses as discussed in the preceding paragraph.

During the six months ended June 30, 2009, recognized a net loss per share of $0.03 and during the six months ended June 30, 2008, we recognized a net loss per share of $48.86 per share.

FOR THE YEAR ENDED DECEMBER 31, 2008 COMPARED WITH THE YEAR ENDED DECEMBER 31, 2007

During the years ended December 31, 2008 and 2007, we did not recognize revenue from our operational activities.

During the year ended December 31, 2008, we incurred total expenses of $980,353 compared to total expenses of $890,443 for the year ended December 31, 2007. The increase of $89,910 was a result of the $587,300 increase in stock based compensation and the $257,500 increase in consulting expenses offset by the $744,049 decrease in software development costs compared to the prior year. Such increases were a result of our increased operational activities with the beta testing and launching of our website.

During the year ended December 31, 2008, we recognized a net loss of $980,353 compared to $890,443 in net losses for the year ended December 31, 2008. The $89,910 increase was a result of the increases discussed in the preceding paragraph.

During the year ended December 31, 2008, we recognized a net loss per share of $0.46 and during the year ended December 31, 2007 a net loss per share of $593.63.

LIQUIDITY

FOR THE SIX MONTHS ENDED JUNE 30, 2008

At June 30, 2008, we had cash on hand of $18,137 and total assets of $19,327, consisting of cash of $18,137 and net fixed assets of $1,190. At June 30, 2009, we had total current liabilities of $282,470, consisting of $165,000 in contract payables and $117,470 loan payable to a shareholder. At June 30, 2009, we had a working capital deficit of $263,233.

During the six months ended June 30, 2009, cash used in operating activities was $136,618 compared to $845,295 during the six months ended June 30, 2008. During the six months ended June 30, 2009, net losses of $261,756 were adjusted for non-cash items of $138 in depreciation and compensatory stock issuances of $150,000. During the six months ended June 30, 2008, there was not any adjustments for non-cash items.

During the six months ended June 30, 2009 and 2008, we did not receive or use cash in investing activities.

During the six months ended June 30, 2009, we received $132,470 from our financing activities. During the six months ended June 30, 2008, we received $843,740 from our financing activities.

In March 2009, per the existing Security Purchase Agreement, we received cash of $125,000 in exchange for 500,000 shares of restricted common stock. The shares were sold at a price of $0.25 per share.

During the year ended December 31, 2008, the Company's majority shareholder, Adversor advanced funds of $98,740 to support operations. In 2008 Adversor donated $107,109 to the Company's capital, leaving a year end balance owed to Adversor of $110,000. During the six months ended June 30, 2009, Adversor advanced an additional $7,470 to support operations. The balance owed to Adversor at June 30, 2009 is $117,470. The amounts owed are non-interest bearing and due on demand.

FOR THE YEAR ENDED DECEMBER 31, 2008

At December 31, 2008, we had cash on hand of $22,286 and total assets of $23,613, consisting of cash of $22,286 and net fixed assets of $1,327. At December 31, 2008, we had total current liabilities of $300,000, consisting of $190,000 in contracts payable and $110,000 loan payable to a shareholder. At December 31, 2008, we had a working capital deficit of $277,714.

During the year ended December 31, 2008, cash used in operating activities was $203,007 compared to $115,443 during the year ended December 31, 2007. During the year ended December 31, 2008, net losses of $980,353 were adjusted for non-cash items consisting of $46 in depreciation, and $587,300 in compensatory stock issuances. During the year ended December 31, 2007, net losses of $890,443 were not adjusted for non-cash items.

During the year ended December 31, 2008, we used $1,373 in our investing activities. The $1,373 was used to purchase office equipment. During the year ended December 31, 2007, we did not use or receive funds from investing activities.

During the year ended December 31, 2008, we received $223,740 from our financing activities. During the year ended December 31, 2007, we received $118,396 from our financing activities.

During the year ended December 31, 2007, our majority shareholder, Adversor, Inc. (Adversor) advanced funds of $118,369 to us for operations. During the year ended December 31, 2008, we repaid $8,369 of the outstanding amount. December 31, 2008, Adversor is owed $110,000. These funds are non-interest bearing and due on demand. (COMMENT #32)

During the year ended December 31, 2008, Adversor advanced $107,109 to support operations. Adversor forgave the total $107,109 and the Company has treated it as capital contribution and an increase the Additional Paid In Capital. (COMMENT #32)

In October 2008, we entered into a Security Purchase Agreement (Security Purchase Agreement) with a third party, we received cash of $125,000 in exchange for 500,000 shares of restricted common stock and a warrant exercisable for 500,000 shares of our restricted common stock. The warrant has an exercise price of $0.80 per share and a term of three years. The shares were sold at a price of $0.25 per share with $0.24 per share allocated to the common stock and $0.01 per share allocated to the warrant.

In October 2008, we entered into a Services Agreements with two parties. The Services Agreements provides for us to receive services totaling up to $625,000 in connection with the development of our website and gaming software to be paid for by the issuance of up to 2,500,000 shares of our common stock. During the year ended December 31, 2008, we issued 1,600,000 of these shares in exchange for services performed at that time totaling $400,000. The shares were issued at a price of $0.25 per share.

In October 2008, we issued 4,123,500 shares of our restricted common stock to our majority shareholder, Adversor, in exchange for their efforts in the settlement of $775,000 of outstanding accounts payable owed to an unrelated third party vendor. The shares were issued at a price of $0.188 per share.

In September 2008, we issued 1,373,000 shares of our restricted common stock to our director, Mr. Goss as payment for services totaling $1,373,000. The shares were issued at a price of $0.10 per share.

In June 2008, we issued 902,000 shares of our restricted common stock to Friedland, in exchange for services totaling $50,000 provided under the Finance Advisory Services Agreement. The shares were issued at a price of $0.055 per share.

During the year ended December 31, 2008, our majority shareholder, Adversor, paid $20,000 for services on our behalf. In addition, during the year ended December 31, 2008, Adversor forgave $87,109 in debt owed to them. We have treated such amounts as capital contributions and as such have increased Additional Paid in Capital by $107,109.

We anticipate using the funds raised by the sale of our Units to pay listed categories as shown in the Table IV below. Although we have identified specific applications for the funds anticipated to be generated by the sale of our Units and we will apply the net proceeds of this offering to general corporate funds. Management will have complete discretionary control over the actual utilization of said funds and there can be no assurance as to the manner or time in which said funds will be utilized. We have set budget categories as shown in the Table IV and will prioritize as shown in the table by the categories under each respective percentage. If less than all Securities offered by us are sold, we will reduce the allocation of funds raised to the categories as shown in the Table IV, but without setting any priority of usage at this time. (COMMENT #31)

                                    TABLE IV
                               UNIT SALE PROCEEDS
                                             ----------------------------
System Development and Integration                              $390,000
Professional Fees                                                 70,000
Sales and Marketing                                              440,000
General and Administrative                                       200,000
Working Capital                                                  400,000
                                             ----------------------------
TOTAL                                                         $1,500,000
                                             ============================

GOING CONCERN

The independent registered public accounting firm's report on our financial statements as of December 31, 2008 and 2007 includes a "going concern" explanatory paragraph that describes substantial doubt about our ability to continue as a going concern.

We are dependent on raising additional equity and/or, debt to fund any negotiated settlements with our outstanding creditors and meet our ongoing operating expenses. There is no assurance that we will be able to raise the necessary equity and/or debt that we will need to be able to negotiate acceptable settlements with our outstanding creditors or fund our ongoing operating expenses. We cannot make any assurances that we will be able to raise funds through such activities.

CAPITAL RESOURCES

We have only common stock as our capital resource.

We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

NEED FOR ADDITIONAL FINANCING

We do not have capital sufficient to meet our cash needs. We will have to seek loans or equity placements to cover such cash needs. Once exploration commences, our needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by our management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

In addition, the United States and the global business community is experiencing severe instability in the commercial and investment banking systems which is likely to continue to have far-reaching effects on the economic activity in the country for an indeterminable period. The long-term impact on the United States economy and our operating activities and ability to raise capital cannot be predicted at this time, but may be substantial.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as critical to its business operations and the understanding of our results from operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Conditions and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements beginning on page F-6 for the years ended December 31, 2008 and 2007. Note that our preparation of this document requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

RISKS AND UNCERTAINTIES

We operate in an emerging industry that is subject to market acceptance and technological change. Our operations are subject to significant risks and uncertainties, including financial, operational, technological and other risks associated with operating an emerging business, including the potential risk of business failure.

SOFTWARE COSTS

The costs for internal use software, whether developed or obtained, are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement ("SOP") 98-1,
"Accounting  for the  Costs of  Computer  Software  Developed  or  Obtained  for
Internal Use". Capitalized software costs are reflected as property and equipment on the balance sheet and are to be depreciated when we begin recording revenue the deemed date that the software is placed in service. As of the date of these financial statements the development of the software necessary to achieve the business purposes of our Company is in an undeterminable state causing us to deem the asset to be impaired. This conclusion requires that the costs incurred to date be treated as expenses as opposed to the capitalizing of the software.

START-UP COSTS

Start-up costs that would commonly be capitalized as Other Assets to be amortized over a period of five years have also been deemed to be impaired for the same reasons stated in the paragraph on "Software Costs". Based on these circumstances, management has elected to expense these start-up costs as well.

"Long-lived assets" are reviewed for impairment of value whenever events or changes in circumstances indicate that the carrying value of the assets might not be recoverable or at least at the end of each reporting period. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying value of an asset is not recoverable. For Long-lived assets to be held and used, management measures fair value based on quoted market prices or based on discounted estimates of future cash flows.

I. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

Not applicable.

J.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

K.  DIRECTORS AND EXECUTIVE OFFICERS

     NAME            AGE                      POSITION                TERM
--------------------------------------------------------------------------------
Guy M. Robert        46              President, CEO and Director     Annual
Michael Segal        67              Secretary/Treasurer and         Annual
                                     Director
Ranulf Jose Goss     31              Director                        Annual

Our President, Mr. Robert, and our Director, Mr. Goss, are spending up to 40 hours per week on our business at this time, and our controller and technical manager are part-time, as needed.

GUY M. ROBERT - PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR

Mr. Robert has served as the President, Chief Executive Officer and a Director of SunGame since inception. He also serves as President of Adversor, Inc., a beneficial owner of SunGame Corporation, since incorporation. (COMMENT #34) After a career in IT consulting and Global Product Management for Ericsson 1989-1992 and Vodafone from 1992-1995, Mr. Robert has focused his entrepreneurial spirit and management capabilities within the international IT community. He established and was a Director or CEO of companies such as XPonCard Thailand Ltd.1999-2004, MobylNet SL, Spain, 2002-2005 and Communication Information Services 2000-2004 which was acquired by a publicly listed group. Mr. Robert is a Market Economist, graduated from the Stockholm Market Institute.

MICHAEL SEGAL - SECRETARY/TREASURER AND DIRECTOR

Michael Segal has been our director since June 8, 2007. Since 2001, he has been President of Segal Cirone Services Inc., a financial consulting company that advises institutions, banks and high net worth individuals. He is a Principal, Options Compliance Principal and Branch Office Manager of Whitaker Securities LLC, a member of the Financial Industry Regulatory Authority (FINRA) since October 23, 2006. Prior to that, Mr. Segal had served as President of Alexander Westcott & Co., Inc., a Broker/Dealer registered with NASD and Secretary of the board of directors of its parent company, President of the Financial Commerce Network Inc., a public company, President of Lamborn Securities Inc., a Broker/Dealer registered with NASD, Branch Manager of Geldermann Securities Inc., President of Greentree Commodities, a Branch Manager at REFCO, Inc., and a Senior Vice President at Shearson American Express. He is also individually registered as an Introducing Broker with the Commodity Futures Trading Commission and a member of the National Futures Association and a founding member of the Managed Funds Association. Mr. Segal received a B.B.A. in marketing and economics from the University of Miami in Florida. Mr. Segal sits on the board of directors of China Agri Business Inc. (CHBU.BB), and Biostar Pharmaceuticals, Inc. (BSPM.BB), public companies traded on the US OTC Bulletin Board. Additionally Mr. Segal sits on the board of directors of the following privately held companies: China Power Equipment Inc.; Jiali Pharmaceuticals Inc.; and Asia Nutracueticals Consulting Co. Ltd.

RANULF JOSE GOSS - DIRECTOR

Mr. Goss has been a Director of SunGame Corporation since October 2008. As CEO of SunGame SEA, Mr. Goss manages online virtual world and walkthrough development for SunGame US. Prior to joining the Company, he was a Producer at Matahari Studios, a leading game development company in the Philippines. As the senior project manager he oversaw supplier relationships, academic relationships and technical research. From February to May 2006, Mr. Goss was Chief Game Architect at E-commerce Percs, where he lead the PC game development team, and was Project Manager for Online MMORPG being Co-developed with a Korean Online Game. In August 2005, he founded SlyceSoft Games Development, the premier 3-D Digital game producer company in the Philippines. Directly managed the artistic and technical team that planned, designed, and developed the Away-Agila, the upcoming first and only 3-D Filipino folklore-based adventure game in the Philippines. The game was released in prototype in May 2005 and is expected to be published in late 2009 From 1999 to July 2005, Mr. Goss held several positions with TrendMicro, Inc. His senior position was Global Database Administrator where he managed the day-to-day operations of multiple, multi-tier, distributed, large-scale SQL server databases to service the real-time technical support needs of customers in the United States, Europe, and Philippines. Prior to that he was the Quality Assurance Engineer, where he was responsible for leading the QA project team that was involved in the planning and executing testing efforts of specific software upgrades for multiple, multi-tier, distributed, large-scale SQL server databases environment. His first position with the company was as a Systems Engineer, providing customer support for the installation and use of Trend Micro products. Wrote advanced T-SQL ueries, complex joins, indexes, Data Transformation Services (DTS), triggers, stored procedures, data extraction, transformation, and validation of SQL queries.

Mr. Goss is currently Chairperson, Manila Chapter, International Game Developers Association. He attended La Salle University where he obtain a B.S. in Computer Studies.

CONFLICTS OF INTEREST - GENERAL.

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 40 hours per week.

CONFLICTS OF INTEREST - CORPORATE OPPORTUNITIES

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

PROJECTED STAFF

STAFFING

Currently, we have no employees except our President, Mr. Robert, and a Director, Mr. Goss, who work up to 40 hours per week. This lean staffing is possible in this phase because of our determination to outsource all operating functions. Our staff positions will be filled as budget allows and business demands require, and the positions may be altered in response to business needs.

L.  EXECUTIVE AND DIRECTORS COMPENSATION

                                  COMPENSATION

The following table sets forth certain information concerning compensation of the President and our most highly compensated executive officers for the fiscal years ended December 31, 2008, 2007 and 2006 the ("Named Executive Officers"):

                      SUMMARY EXECUTIVES COMPENSATION TABLE

                                                                                NON-QUALIFIED
                                                                  NON-EQUITY      DEFERRED
                                                       PTION    INCENTIVE PLAN  COMPENSATION     ALL OTHER
   NAME &            SALARY   BONUS    STOCK AWARDS   OAWARDS    COMPENSATION     EARNINGS      COMPENSATION   TOTAL
  POSITION    YEAR     ($)     ($)          ($)          ($)         ($)             ($)            ($)         ($)
----------------------------------------------------------------------------------------------------------------------
Guy M.
Robert,
President(1)  2006      0       0            0            0           0               0              0           0
              2007      0       0            0            0           0               0              0           0
              2008      0       0            0            0           0               0              0           0

(COMMENT #35)

(1)  Mr.  Robert does not receive a salary for his services  from  SunGame.  Mr.
     Robert is an employed as an executive officer of the Company by Adversor, Inc., a majority shareholder of the Company. Mr. Robert owns 49% of Adversor, Inc. and receives 49% of any dividends paid by Adversor as compensation for his services. Mr. Robert does not have an employment agreement with Adversor. (COMMENT #36)


                  OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information concerning outstanding equity awards held by the President and our most highly compensated executive officers for the fiscal year ended December 31, 2008 (the "Named Executive Officers"):


                                OPTION AWARDS                                           STOCK AWARDS
----------------------------------------------------------------------------------------------------------------------
                                                                                                            Equity
                                                                                                           incentive
                                        Equity                                                   Equity      plan
                                      incentive                                                incentive    awards:
                                         plan                                                     plan     Market or
                                       awards:                                                  awards:     payout
             Number of    Number of   Number of                                      Market    Number of   value of
             securities  securities   securities                         Number of  value of    unearned   unearned
             underlying  underlying   underlying                         shares or  shares of   shares,     shares,
            unexercised  unexercised unexercised               Option    units of   units of    units or   units or
            options (#)  options (#)   unearned              expiration stock that stock that    other      others
    Name    exercisable unexercisable  options      Option      date     have not   have not  rights that   rights
                                         (#)       exercise               vested     vested     have not   that have
                                                    prices                  (#)        ($)     vested (#) not vested
                                                     ($)                                                      ($)
----------------------------------------------------------------------------------------------------------------------
Guy M.           0            0           0           0           0          0          0          0           0
Robert,
President
and CEO

Michael          0            0           0           0           0          0          0          0           0
Segal,
Secretary
and
Treasurer

                              DIRECTOR COMPENSATION

The following table sets forth certain information concerning compensation paid to our directors for services as directors, but not including compensation for services as officers reported in the "Summary Executives Compensation Table" during the year ended December 31, 2008:

                                                                          Non-qualified
                                                            Non-equity      deferred
                Fees earned                               incentive plan  compensation     All other
                 or paid in   Stock awards Option awards compensation ($)   earnings     compensation      Total
     Name           cash          ($)           ($)                            ($)            ($)           ($)
                    ($)
----------------------------------------------------------------------------------------------------------------------
Guy M. Robert      $ -0-         $ -0-         $ -0-          $ -0-           $ -0-          $ -0-         $ -0-
(1)

Michael            $ -0-         $ -0-         $ -0-          $ -0-           $ -0-         $ 27.50       $ 27.50
Segal(2)

Ranulf Jose        $ -0-         $ -0-         $ -0-          $ -0-           $ -0-        $ 137,300     $ 137,300
Goss (3)

(1)  Mr.  Robert does not receive a salary for his services  from  SunGame.  Mr.
     Robert is an employed as an executive officer of the Company by Adversor, Inc., a majority shareholder of the Company. Adversor, Inc. compensates Mr.
     Robert for his services. Mr. Robert is an owner of Adversor, Inc.

(2) During the year ended December 31, 2008, Mr. Segal was issued 500 shares of the Company's restricted common stock for services at $0.055 for $27.50, Mr. Segal was issued these shares in connection with his services as the Company's secretary. (COMMENT #37)

(3)  During the year ended  December 31,  2008,  Mr.  Goss,  received  1,373,000 shares of the Company's  restricted common stock as payment for services he has  performed  for the Company other than in his capacity as a director of the Company,  these services were in connection with the Service  Agreement entered into with Diamond Star Exports,  Ltd. on October 9, 2008.  (COMMENT
     #37) The shares were valued at $0.10 per share for $137,300.

Our directors do not receive compensation for their attendance at meetings of the board of directors. (COMMENT #37)


All of our officers and/or directors will continue to be active in other companies. All officers and directors have retained the right to conduct their own independent business interests.

It is possible that situations may arise in the future where the personal interests of the officers and directors may conflict with our interests. Such conflicts could include determining what portion of their working time will be spent on our business and what portion on other business interest. To the best ability and in the best judgment of our officers and directors, any conflicts of interest between us and the personal interests of our officers and directors will be resolved in a fair manner which will protect our interests. Any transactions between us and entities affiliated with our officers and directors will be on terms which are fair and equitable to us. Our Board of Directors intends to continually review all corporate opportunities to further attempt to safeguard against conflicts of interest between their business interests and our interests.

We have no intention of merging with or acquiring an affiliate, associated person or business opportunity from any affiliate or any client of any such person.

Directors receive no compensation for serving.

M. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF JULY 31, 2009

There are currently 100,000,000 common shares authorized of which 9,600,000 are outstanding.

The following sets forth information with respect to ownership by Officers and Directors individually, Officers and Directors as a Group, and by holders of more than five percent (5%) of our common stock:

   TITLE OF CLASS        NAME AND ADDRESS OF      AMOUNT AND NATURE OF  PRE-OFFERING PERCENT   POST-OFFERING PERCENT
                         BENEFICIAL OWNER(1)       BENEFICIAL OWNER(2)        OF CLASS               OF CLASS
                                                                                                   (POST RESALE)
----------------------------------------------------------------------------------------------------------------------

Common shares       Guy M. Robert, President and              4,100,000        42.71%                 33.88%
                    CEO (beneficially through
                    Adversor, Inc. as President)

Common shares       Adversor, Inc.                            4,100,000        42.71%                 33.88%

Common shares       Michael Segal,                                  500        <0.01%                 <0.01%
                    Secretary/Treasurer

Common shares       Ranulf Jose Goss, Director                1,373,000        14.30%                 11.35%

Common shares       Sudhir Shah                               1,000,000        10.42%                  8.26%

Common shares       Diamond Star Exports LTD (3)              1,600,000        16.67%                 13.22%

Common shares       Mindzeye Consulting Pte, Ltd.               600,000         6.25%                  4.76%

Common Shares       Jeffrey Friedland (4)                       535,000         5.57%                  4.42%

                    Officers and Directors as a               5,473,500        57.02%                 45.24%
                    Group (3 people)

(1) Unless  otherwise  stated  above,  the  address of  beneficial  owner is c/o
SunGame Corporation, 501 Silverside Road, Suite 105, Wilmington, DE 19809.

(2)Beneficial ownership of each person is shown as calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, which includes all securities that the person, directly, or indirectly through an contract, arrangement, understanding, relationship or otherwise has or shares voting power which includes the power to vote or direct the voting of a security, or investment power, which includes the power to dispose, or direct the disposition of such security.

(3) Mr.  Sudhir Shah holds the voting and  dispositive  powers for Diamond  Star
Exports, Ltd.

(4) Mr. Freidland holds the voting power and dispositive powers over 535,000 shares of our common stock through the following entities; Philadelphia New York
Investors,  Global Investment Advisers,  LLC, China America Holdings,  Strategic
Technology Advisors, LLC, VAC Edwards, LLC, Wall Street Global Research, LLC, and Western Technology Investors, LLC.


N.  CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, PROMOTERS AND CONTROL PERSONS

Other than the stock transactions discussed below, we have not entered into any transaction nor are there any proposed transactions in which any of our founders, directors, executive officers, shareholders or any members of the immediate family of any of the foregoing had or is to have a direct or indirect material interest.

In October 2008, Diamond Star Export, Ltd, Mindzeye Consulting Pte, Ltd and Adversor, Inc., greater than 10% shareholders of our Company entered into Lock Up Agreements with us whereby they agreed to that, until the earlier of 1) 90 days after the shareholder's stock has been registered under an effective Registration Statement with the SEC, 2) the second anniversary of the date of the agreement or a 3) 90 days after Change in Control (as defined in the Securities Exchange Act of 1934), that they will not make or cause any sale more than 5% of shares outstanding per quarter, irrespective of whether their shares are subsequently registered. In exchange each received $100.

In October 2008, Mr. Ranulf Goss, our director, entered into a LockUp Agreement with us whereby they agreed to that, until the earlier of 1) 90 days after the shareholder's stock has been registered under an effective Registration Statement with the SEC, 2) the second anniversary of the date of the agreement or a 3) 90 days after Change in Control (as defined in the Securities Exchange Act of 1934), that they will not make or cause any sale more than 5% of shares outstanding per quarter, irrespective of whether their shares are subsequently registered. In exchange he received $100.

In March 2009, In March 2009, per the Security Purchase Agreement with Mindzeye Consulting Pte, Ltd., we received cash of $125,000 in exchange for 500,000 shares of restricted common stock. The shares were sold at a price of $0.25 per share.

During the year ended December 31, 2008, our majority shareholder, Adversor, paid $20,000 for services on our behalf. In addition, during the year ended December 31, 2008, Adversor forgave $87,109 in debt owed to them. We have treated such amounts as capital contributions and as such have increased Additional Paid in Capital by $107,109.

In October 2008, we issued 4,123,500 shares of our restricted common stock to our majority shareholder, Adversor, in exchange for their efforts in the settlement of $775,000 of outstanding accounts payable owed to an unrelated third party vendor. The shares were issued at a price of $0.188 per share.

In September 2008, we issued 1,373,000 shares of our restricted common stock to our director, Mr. Goss, as payment for services totaling $1,373,000. The shares were issued at a price of $0.10 per share.

During the year ended December 31, 2008, we entered into a Corporate Finance Advisory Services Agreement with Friedland Global Capital Markets, LLC
("Friedland"). The Agreement provides that we will pay a remaining total of $65,000 for services as set forth in the Agreement and $140,000 upon the commencement of the trading of our stock. These funds payable are non-interest bearing and due on demand. At June 30, 2009, we owe Friedland a total of $65,000.

In June 2008, we issued 902,000 shares of our restricted common stock to Friedland, in exchange for services totaling $50,000 provided under the Finance Advisory Services Agreement. The shares were issued at a price of $0.055 per share. (COMMENT #38)

During the year ended December 31, 2007, our majority shareholder, Adversor, Inc. (Adversor) advanced funds of $118,369 to us for operations. During the year ended December 31, 2008, we repaid $8,369 of the outstanding amount. At December 31, 2008, Adversor is owed $110,000. These funds are non-interest bearing and due on demand. (COMMENT #32) During the six months ended June 30, 2009, Adversor advanced funds of $7,470 to us for operations. At June 30, 2009, Adversor is owed $117,470.

During the year ended December 31, 2008, Adversor advanced $107,109 to support operations. Adversor forgave the total $107,109 and the Company has treated it as capital contribution and an increase the Additional Paid In Capital. (COMMENT #32)

ITEM 11A.  MATERIAL CHANGES

Not applicable.

ITEM 12.  INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Not Applicable (COMMENT #39)

ITEM 12A. DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

The Delaware General Corporation Law us to indemnify officers and directors for any expenses incurred by any officer or director in connection with any actions or proceedings, whether civil, criminal, administrative, or investigative, brought against such officer or director because of his or her status as an officer or director, to the extent that the director or officer has been successful on the merits or otherwise in defense of the action or proceeding. The Delaware General Corporation Law permits a corporation to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection with any action or proceeding if such officer or director acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of us and such indemnification is authorized by the stockholders, by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

The Delaware General Corporation Law prohibits indemnification of a director or officer if a final adjudication establishes that the officer's or director's acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action. Despite the foregoing limitations on indemnification, the Delaware General Corporation Law may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Delaware General Corporation Law also provides that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Delaware Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions or otherwise, we are advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.





                  (REMAINDER OF PAGE LEFT BLANK INTENTIONALLY)

                     [OUTSIDE BACK COVER PAGE OF PROSPECTUS]


PART  II  -  INFORMATION  NOT  REQUIRED  IN
PROSPECTUS
ITEM 13.         Other Expenses of Issuance and Distribution                 46
ITEM 14.         Indemnification of Directors and Officers                   46
ITEM 15.         Recent Sales of Unregistered Securities                     47
ITEM 16.         Exhibits and Financial Statement Schedules                  48
ITEM 17.         Undertakings                                                48
                 Signatures                                                  50


                     DEALER PROSPECTUS DELIVERY REQUIREMENTS

Until one hundred twenty (120) days from the effective date of this registration statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

We have expended, or will expend fees in relation to this registration statement as detailed below:

                  EXPENDITURE ITEM                                     AMOUNT
------------------------------------------------------------------------------
Attorney Fees                                                         $13,000
Audit Fees                                                             $7,500
Transfer Agent Fees                                                    $2,000
SEC Registration and Blue Sky Registration fees (estimated)            $1,000
Printing Costs and Miscellaneous Expenses (estimated)                  $1,500
                                                                       ------
TOTAL                                                                 $25,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our officers and directors are indemnified as provided by the Delaware Revised Statutes and the bylaws.

Under the Delaware Revised Statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's Articles of Incorporation. Our Articles of Incorporation do not specifically limit the directors' immunity. Excepted from that immunity are: (a) a willful failure to deal fairly with us or our shareholders in connection with a matter in which the director has a material conflict of interest; (b) a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director derived an improper personal profit; and (d) willful misconduct.

Our bylaws provide that it will indemnify the directors to the fullest extent not prohibited by Delaware law; provided, however, that we may modify the extent of such indemnification by individual contracts with the directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding, or part thereof, initiated by such person unless such indemnification: (a) is expressly required to be made by law,
(b) the proceeding was authorized by the board of directors, (c) is provided by us, in sole discretion, pursuant to the powers vested under Delaware law or (d) is required to be made pursuant to the bylaws.

Our bylaws provide that it will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of us, or is or was serving at the request of us as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under the bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer except by reason of the fact that such officer is or was our director in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of us.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


We have sold securities within the past three years without registering the securities under the Securities Act of 1933 as shown in the following table:
(COMMENTS # 40 AND #41)

              NAME                         EQUITY            ($) PAID PER SECURITY  DATE OF PURCHASE   ACCREDITED OR
                                                                                                       SOPHISTICATED
------------------------------------------------------------------------------------------------------------------------
         Adversor, Inc.                    1,500               $1,500 services -          2006           Accredited
                                       Common Shares           formation of Company

        Adversor, Inc.                  4,123,500             $775,000 debt relief        2008           Accredited
                                       Common Shares

        Friedland Capital                 902,000              $50,000 corporate          2008           Accredited
                                       Common Shares       advisory finance services

        Ranulf Jose Goss                 1,373,000           $137,300 development         2008           Accredited
                                       Common Shares              services

 Mindzeye Consulting Pte, Ltd.           500,000                $125,000 cash             2008           Accredited
                                       Common Shares

  Mindzeye Consulting Pte, Ltd.            50,000                $125,000 cash            2008           Accredited
                                          Warrant

   Diamond Star Exports, Ltd.            1,600,000          $400,000 in programming       2008           Accredited
                                       Common Shares              services

  Mindzeye Consulting Pte. Ltd.           500,000                $125,000 cash            2009           Accredited
                                       Common Shares

  Mindzeye Consulting Pte. Ltd.           100,000             $25,000 development         2009           Accredited
                                       Common Shares               services


EXEMPTIONS FROM  REGISTRATION FOR UNREGISTERED SALES

All of the sales by Company of the unregistered securities listed immediately above were made by the Company in reliance upon Section 4(2) of the Act. All of the individuals and/or entities listed above that purchased the unregistered securities were all known to the Company and its management, through pre-existing business relationships, as long standing business associates, friends, and employees. All purchasers were provided access to all material information, which they requested, and all information necessary to verify such information and were afforded access to management of the Company in connection with their purchases. All purchasers of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates or agreements representing such securities that were issued contained restrictive legends, prohibiting further transfer of the certificates or agreements representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
--------------------------------------------------------------------------------
EXHIBIT    DESCRIPTION
NUMBER
--------------------------------------------------------------------------------
3.1        Certificate of Incorporation                         (1)
3.2        Certificate of Amendment                             (1)
3.3        Bylaws of SunGame Corporation                        (1)
5.1        Opinion re: Legality                                 Filed Herewith
10.1       Guy M. Robert/SunGame Corporation                    (1)
           Employment Agreement
10.2       Lock-Up Agreement with Jeffrey Friedland,  Lorin     (1)
           Cohen, JL Penn Investments, Global  Investment
           Advisors, LLC re: Adversor Incorporated
10.3       Lock-Up Agreement with Jeffrey Friedland, Lorin      (1)
           Cohen,  JL Penn Investments, Global Investment
           Advisors, LLC re: Diamond Star Export Ltd.
10.4       Lock-Up Agreement  with Jeffrey Friedland, Lorin     (1)
           Cohen, JL Penn Investments, Global Investment
           Advisors, LLC re: Ranulf Jose Goss
10.5       Lock-Up Agreement with Lafayette 543, LLC,           (1)
           Philadelphia  New York Investors,  and  Global
           Investment Advisors, LLC
10.6       Securities  Purchase Agreement with  Mindzeye        (1)
           Consulting Pte Ltd
10.7       Services Agreement with Diamond Star Exports LTD     (1)
10.8       "A" Warrant Form                                     (1)
10.9       "B" Warrant Form                                     (1)
10.10      "C" Warrant Form                                     (1)
21         List of Subsidiaries                                 Filed Herewith
23.1       Consent of Attorney                                  Filed Herewith
23.2       Consent of Accountant                                Filed Herewith
99.1       Graphics                                             Filed Herewith
--------------------------------------------------------------------------------
(1)   Incorporated  by  reference  to  the  Form  S-1   Registration   Statement
(#333-158946) filed with the Securities and Exchange Commission on May 1, 2009.


ITEM 17. UNDERTAKINGS

We hereby undertake the following:
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (a) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

     (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement, or most recent post-effective amendment, which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (ss.230.424(b) of this chapter) if, in the aggregate, the changes in volume and prie represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement. (COMMENT #42)

     (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of the directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of the directors, officers, or controlling persons in connection with the securities being registered, we will unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

For determining liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Securities Act as part of this Registration Statement as of the time the Commission declared it effective.

                                   SIGNATURES


In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and authorized this Registration Statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, State of Delaware, on August 7, 2009.

                               SUNGAME CORPORATION


/s/ Guy M. Robert                                                 August 7, 2009
------------------------------------------------------------
Guy M. Robert
(Principal   Executive   Officer,   President   and   Chief
Executive  Officer,  Chief Financial  Officer and Principal
Accounting Officer)(COMMENT #43)


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.



/s/ Guy M. Robert                                                 August 7, 2009
------------------------------------------------------------
Guy M. Robert, Director

/s/ Michael Segal                                                 August 7, 2009
------------------------------------------------------------
Michael Segal, Director

/s/ Ranulf Jose Goss                                              August 7, 2009
------------------------------------------------------------
Ranulf Jose Goss, Director

                                   EXHIBIT 5.1
                                  EXHIBIT 23.1


                               Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                         303-422-8127 * 303-431-1567 fax

                                 August 7, 2009


SunGame Corporation
501 Silverside Road, Suite 105
Wilmington, DE 19809


Re: Registration Statement on Form S-1/A, Amendment No. 1, for common shares of SunGame Corporation

Gentlemen:

      At your request, I have examined Registration Statement No. 333-158946 which is being filed with the Securities and Exchange Commission ("SEC"), on Form S-1 (the "Registration Statement"), in connection with the registration under the Securities Act of 1933, as amended, of

     o 5,500,000 shares of common stock of selling shareholders for sale on behalf of selling shareholders.

     o 1,000,000 Units consisting of one share of common stock, one "B" Warrant and one "C" Warrant to the Public, by SunGame Corporation. Each Unit (the "Units") consists of one share of SunGame no par value common stock (the "Common Stock"), and two common stock purchase Warrants (the "Warrants"), a "B" Warrant and a "C" Warrant


     In rendering the following opinion, I have examined and relied only upon the documents, and certificates of officers and directors of the Company as are specifically described below. In my examination, I have assumed the genuineness of all signatures, the authenticity, accuracy and completeness of the documents submitted to me as originals, and the conformity with the original documents of all documents submitted to me as copies. My examination was limited to the following documents and not others:

     a.   Certificate of Incorporation of the Company, as amended to date;

     b.   Bylaws of the Company, as amended to date; and

     c. Certified Resolutions adopted by the Board of Directors of the Company authorizing the issuance of the stock.

      I have not undertaken, nor do I intend to undertake, any independent investigation beyond such documents and records, or to verify the adequacy of accuracy of such documents and records.

     Based on the foregoing, it is my opinion that the stock being registered under the Registration Statement, as issued, is and will be duly and validly authorized, fully paid and non-assessable under Delaware Laws.

     I express no opinion as to compliance with the Securities Acts or "blue sky" laws of any state in which the stock is proposed to be offered and sold or as to the effect, if any, which non-compliance with such laws might have on the validity of transfer of the stock.

     I consent to the filing of this opinion as an exhibit to any filing made with the Securities and Exchange Commission or under any state or other jurisdiction's securities act for the purpose of registering, qualifying or establishing eligibility for an exemption from registration or qualification of the stock described in the Amended Registration Statement in connection with the offering described therein.

     This opinion covers only matters of Delaware law and nothing in this opinion shall be deemed to imply any opinion related to the laws of any other jurisdiction. Nothing herein shall be deemed to relate to or constitute an opinion concerning any matters not specifically set forth above.

     The information set forth herein is as of the date of this letter. I disclaim any undertaking to advise you of changes which may be brought to my attention after the effective date of the Registration Statement.

                                                  Sincerely,

                                                  /s/Michael A. Littman
                                                  ------------------------
                                                  Michael A. Littman

                                   EXHIBIT 21

                              LIST OF SUBSIDIARIES





                                 Not Applicable

                                  EXHIBIT 23.2


                  CONSENT OF INDEPENDENT REGISTERED ACCOUNTANTS

                            RONALD R. CHADWICK, P.C.
                           Certified Public Accountant
                        2851 South Parker Road, Suite 720
                             Aurora, Colorado 80014
                             Telephone (303)306-1967
                                Fax (303)306-1944




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



         I consent to the use in this Amended Registration Statement, Amendment No. 1, of Sungame Corporation on Form S-1/A, of my report dated March 23, 2009 (included in exhibits to such registration statement) on the financial statements of Sungame Corporation as of December 31, 2008 and 2007, and for the years then ended and for the period from November 14, 2006 (Inception) through December 31, 2008.


/s/Ronald R. Chadwick, P.C.
RONALD R. CHADWICK, P.C.
Aurora, Colorado
August 7, 2009